FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	FINANCIAL REPORT FOR THE FIRST HALF OF FISCAL 2006

Item 1

     I. FINANCIAL REPORT FOR THE FIRST HALF OF FISCAL 2006

Highlights

Sodexho Alliance has applied the IFRS standards since September 1, 2005. Comparative amounts have been presented using the same standards.

(million euros)	First half 2004-2005	First half 2005-2006	Change excluding exchange effect	Exchange effect (1)	Total change
Revenues	5,902	6,546	+ 5.5%	+5.4%	+10.9%
Operating income	210	315	+ 43.3%	+6.7%	+50.0%
Operating income less U.S. litigation	270	315	+ 11.4%	+5.3%	+16.7%
Financial income	(55)	(52)	- 8.2%	+2.9%	- 5.3%
Income taxes	(57)	(102)	+ 70.9%	+8.4%	+79.3%
Group net income	94	160	+ 62.5%	+8.4%	+70.9%
Group net income excluding U.S. litigation	134	160	+ 11.6%	+8.4%	+20.0%

(1)  The exchange difference is now determined by applying average exchange rates for the preceding financial year to amounts for the current financial year.

The strengthening of the US dollar against the euro generated positive currency effects in our consolidated financial statements for the first time for three years and resulted in a 2% increase in the balance sheet total, a 5% increase in revenues, a 7% increase in operating profit and an 8% increase in Group net income.

Organic growth in revenues, at a constant consolidation scope and excluding currency effects was 5.5% compared to 4% for the prior period.

For better comparison, operating income and Group net income for the prior fiscal year are also presented excluding the impact of settlement of the U.S. litigation. The consolidated financial statements for the first half of 2004-2005 included a provision for EUR 60 million for the estimated cost of the resolution of this litigation. Thus, excluding exchange differences:

    operating income was EUR 315 million, up 11.4%;
    Group net income was EUR 160 million, up 11.6%.

Analysis of changes in revenues and operating income by activity

Revenues by activity (million euros)	First half 2005-2006	First half 2004-2005	Change at current exchange rate %	Change at constant exchange rate %

Food and Management
Services
	2,919	2,586	12.9%	4.0%

North America	2,111	1,984	6.4%	6.4%

Continental Europe	663	640	3.6%	2.1%

United Kingdom and Ireland	678	555	22.2%	10.6%

Rest of the world	6,371	5,765	10.5%	5.2%

Total

Service Vouchers and Cards	178	140	27.2%	16.9%

Elimination of intra-group	- 3	- 3
revenues

Total	6,546	5,902	10.9%	5.5%

For the first half of fiscal 2006, the Group derived 79% of revenues from Food and Management Services, 18% from Facilities Management and 3% from the Service Vouchers and Cards activity.

Operating income by activity (million euros)	First half 2005-2006	First half 2004-2005	Change at current exchange rate %	Change at constant exchange rate %

Food and Management
Services

North America (excluding U.S.
litigation)	152	129	16.9%	7.8%

Continental Europe	103	102	1.3%	1.5%

United Kingdom and Ireland	17	11	55.9%	53.6%

Rest of the world	11	12	- 6.0%	- 17.2%

Total	283	254	11.3%	6.1%

Service Vouchers and Cards	53	34	54.9%	43.5%

Corporate expenses	(21)	(18)

Total excluding U.S. litigation	315	270	16.7%	11.4%

During the first half of fiscal 2006, activities outside the euro zone represented 70.4% of revenues (of which 43.5% were in US dollars) and 63.2% of operating income (of which 40.7% were in US dollars).

Food and Management Services

Organic revenue growth for Food and Management Services was 5.2% for the first half of fiscal 2006, of which 5.2% was in Business and Industry, 8.2% in Healthcare and Seniors, and 2.4% in Education.

Analysis by region

North America

Revenues in North America were EUR 2.9 billion with an organic growth rate of 4.0% . Business and Industry revenues were up 1.8% as a result of the combination of several positive factors, including a better adaptation of our service offerings to the needs of our customers and strength in catering activites over the year end holiday period. These factors significantly offset the effect of staff reductions at certain of our large clients.

In Defense, Sodexho teams continue to tailor services to the changing needs of the U.S. Marine Corps in the United States. This close partnership over several years has contributed to constructive dialogue with this client regarding contractual modifications pursuant to federal regulations.

The excellent organic growth rate of 7% for the Healthcare and Seniors segment was led by the opening of contracts signed last year. In addition, revenues on existing sites benefited from the expansion of our range of services.

The increase in Education was close to 3%. By consistently seeking solutions most adapted to the expectations of clients and customers, teams were able to increase sales on existing sites in both universities and schools, in line with the Group’s focus on accelerating organic growth. However, performance was less robust in the public schools market, where the conditions for renewing certain contracts proposed at the end of the prior fiscal year did not meet the Group's standards for pursuing profitable growth.

Sodexho won a number of major contracts. Examples include: Amgen, Dow Chemical, Pfizer, Val Dosta State University and PBI Regional Medical Center.

Operating income was EUR 152 million, substantially higher than for the prior year period, which included a provision for EUR 60 million in connection with the resolution of the U.S. litigation.

Excluding this provision and currency effects:
-	the increase was 7.8%, mainly the result of improved gross margin in the Healthcare and Seniors and Education segments;

-	operating margin was 5.2%, compared with 5.0% for the first half of the prior fiscal year.

Continental Europe
 In Continental Europe, growth in revenues in the Business and Industry segment was 7.1% and benefited from the signing of new contracts, notably in Central Europe, Spain and Germany as well as strong development in leisure and tourist activities in the Paris area. The ramping up of services in new correctional facilities resulting from Public/Private Partnership arrangements in France also contributed strongly. However, the business climate in Western Europe remains challenged by client staff reductions and site closures.

Revenues increased by 7.7% in Healthcare and Seniors, driven by the opening of several large contracts signed during the prior fiscal year. In addition, the retention rate improved and service offerings continued to expand.

The desire to remain selective, in particular in the public sector, explains the lower revenue growth in Education (+2.2%) .

The most recent successes include BP and Bristol Myers Squibb for Facilities Management in France, Deutsche Telekom in Germany, the Netherlands Ministry of Finance, a framework contract with the Suren Group, the leading senior residential accommodation group in France, the Cruces hospital in Spain and several schools in Nyköping in Sweden.

Operating income of EUR 103 million, a modest improvement over the prior year period, was hampered by continuing headcount decreases, most particularly in Northern Europe as well as the impact of start-up expenses of certain significant new contracts signed last year in France.

As a result, the operating margin decreased, from 5.1% to 4.9% .

United Kingdom and Ireland

In the United Kingdom and Ireland, Business and Industry segment revenues have returned to positive growth in the first half of the year as a result of activity in Correctional Facilities and Defense. Several important contracts signed during the first half confirm Sodexho’s leadership position in the Defense market.

Increased activity on several PFI contracts signed in prior years contributed to the growth of nearly 20% in Healthcare and Seniors.

Over 50% of revenues in the Defense, Healthcare and Correctional Facilities segments in the United Kingdom and Ireland are from Facility Management.

Recent successes include the Allenby Connaught, Catterick and North of England garrisons, as well as MBNA and Pfizer.

In the United Kingdom and Ireland, operating profit was 17 million euro and in line with the Group’s recovery strategy. This represents a significant improvement over the comparable period in Fiscal 2005. Operating income was EUR 17 million. The margin was 2.6%, compared with 1.7% for the prior year period. This increase resulted from improvements in gross margin, in particular in Healthcare and Seniors, Defense and Correctional Services. The progressive return of this subsidiary to profitability is continuing in line with the action plans implemented over the last three years.

Rest of the world

Organic growth for the rest of the world was 10.6% .

In Latin America, improved client retention and development in the mining sector and in Healthcare led to an acceleration of organic growth, both in food service and in Facility Management.

The Remote Sites activity remains strong in the oil and gas sectors despite the impact of the hurricanes in the Gulf of Mexico at the beginning of the fiscal year.

In China, the Group continues to expand at a heightened pace while in Australia, Facilities Management services are progressing.

New clients included the Cargill Group in Argentine and Brazil, and Schincariol and Altapharma in Brazil, The Naval Hospital in Chile, Shanghai Diesel Engine Co and Shanghai No. 1 Hospital Songjiang in Chine and Exxon Mobil and BHP Billiton in Australia have placed their trust in Sodexho.

Operating income amounted to EUR 11 million, slightly lower than the first half of the prior fiscal year. This is explained in particular by:

-	a lower level of activity in the Gulf of Mexico, as a result of the hurricanes at the beginning of the year, and termination of a number of Remote Site infrastructure contracts in Australia;

-	continued development investment, in particular in terms of human resources, in Asia and Latin America to cater for the potential of these markets.

The operating margin was 1.6%.

Service Vouchers and Cards

Organic growth in revenues reached 16.8%, a significant increase as compared to the first half of fiscal 2005. This growth resulted from strong issuance volume of EUR 3.2 billion which rose by 15.9% (excluding the effects of consolidation scope and exchange rates).

Growth in traditional services such as Restaurant Pass and Food Pass explained the increase, along with strong demand for Gift Pass during the year end holiday period.

The Group continued to innovate, with the creation of new services such as:

  Childcare vouchers in the United Kingdom, where Sodexho was named “Childcare Voucher Provider of the Year for 2006” by the British publication “Employer Rewards and Benefits”.
  In Chile, with the Pass Fosis, which facilitates the creation of businesses by the unemployed.

Sodexho Pass has succeeded in convincing new clients of the quality of its solutions to motivate and retain their staff. Examples include: Siemens, Case New Holland and National Secretariat for Social Protection in Brazil, Hindustan Petroleum Corporation and Sasken in India, Swatch and DHL in China, Fujitsu in Germany and the Alliance Nationale des Mutualités Chrétiennes in Belgium. Furthermore, the development of new services continues with, in particular, the Pro-Family Program for the province of Catamarca in Argentina, Childcare Pass in Great Britain (EADS) and Flexi Pass in the Czech Republic (GE Money Bank, Johnson & Johnson or Pfizer).

Operating income amounted to EUR 53 million, a significant increase (excluding exchange differences) over the prior year period. This good performance primarily resulted from the strong growth of the activity, with minimal incremental increase in expenses, which are substantially fixed, in particular in Latin America.

Operating margin rose from 24.4% to 29.8%, or approximately 1.9% of the issuance volume.

Income tax

The tax rate increased from 37% in the first half of fiscal 2005 to 38.5% in the first half of fiscal 2006.

Group net income

Group net income was EUR 160 million, up 70.9% .

Excluding the provision for the U.S. litigation during the prior period, Group net income increased by 20% (11.6% excluding exchange differences).

Adoption of IFRS

The Group has been applying IFRS since September 1, 2005.

The principal accounting elections relating to first-time application of IFRS, and the most significant impacts are in line with the information provided in the Reference Document for fiscal 2005.

The main impacts are as follows:

-	the Group has opted to present its income statement by function, as permitted by standard IAS 1;

-	the absence of the notion of exceptional income in the IFRS standards has led to the reclassification of a number of transactions to operating or financial income;

-	stock option plan expenses are reported in operating income in accordance with IFRS 2;

-	goodwill is no longer amortized.

The impact on consolidated shareholders' equity of the application of IFRS is low (a reduction of about 3.5% as of August 31, 2005). In addition, the more restrictive definition of cash and cash equivalents required by IFRS, has led the Service Vouchers and Cards activity in particular to report the following as current financial assets:

-	investments in financial instruments with maturities less than 3 months, and

-	restricted cash.

A detailed presentation of the impact of the transition to the IFRS standards is provided in the notes to the consolidated financial statements for the first half of fiscal 2006.

Financial position of the Group as of February 28, 2006

The following table presents the main cash flows.

	Half year ended February 28,
	2006	2005

	(euro in millions)
Net cash flows from operating activities	107	255
Net cash flows used in investing activities	(131)	(79)
Net cash flows used in financing activities	(182)	(124)
Net cash flows	(206)	53

Excluding the impact of the U.S. litigation and currency effects, income for consolidated subsidiaries increased by 14%.

The change in working capital affected the net cash flow from operating activities, which typically occurs during the first half. However, the decline was more marked than during the first half of fiscal 2005. This is explained by:

-	stable accounts receivable compared with an improvement during the first half of fiscal 2005;

-	an increase in financial investments with maturities greater than three months in the Service Vouchers and Cards activity, resulting both from the growth of this activity and the pursuit of better returns; and

-	the offset of the substantial orders recorded at the end of fiscal 2005 for the Service Vouchers and Cards activity.

The rapid growth in Latin America and return to profitability in the United Kingdom are reflected in an increase in income tax paid.

Consequently, net cash flows from operating activities were EUR 107 million.

Net cash flows used in investing activities were EUR 131 million, with EUR 105 for net tangible investments (1.6% of revenues), and EUR 26 million for financial investments. Sodexho acquired a 55% interest in the Paris Lido during the first half, and also repurchased a number of minority interests in various subsidiaries.

Net cash flows used in financing activities were negative at EUR 182 million, due to the repayment of borrowings.

Financial liabilities amounted to EUR 1,799 million as of February 28, 2006, principally include two bond issuances in euro for a total of EUR 1,362 million, and borrowings in US dollars for EUR 356 million. Other borrowings, capital leases, and derivative financial instruments comprise the balance of this liability.

Cash and cash equivalents net of bank overdrafts amounted to EUR 741 million. Investments in financial instruments with maturities greater than three months, and restricted cash for the Service Vouchers and Cards activity totaled EUR 375 million.

The Group's operating cash position (including current financial assets and cash and cash equivalents) amounted to EUR 1,116 million, of which EUR 749 million related to the Service Vouchers and Cards activity.

Net debt as of February 28, 2006 was EUR 683 million, representing only 31% of Group shareholders' equity.

Fixed rate borrowings as of the end of the period represented 79% of debt, and our average interest cost was 5.7% . The Group has unused bank credit facilities totaling EUR 654 million. Off balance sheet commitments as of February 28, 2006 (see note x to the consolidated financial statements) were EUR 246 million, or 11% of Group shareholders' equity.

Fiscal 2006 outlook

At the May 9, 2006 Board Meeting, Michel Landel, Sodexho CEO, reported to the members of the Board on the Group’s activity during the first half of the year and the increase in income. This performance highlights the relevance of actions undertaken over the past year, including the "Clients For Life®" program, and marketing actions designed to increase sales on existing sites. Mr. Landel reaffirmed that the Executive Committee was continuing its efforts to improve operating efficiency and competitiveness in accordance with Sodexho’s strategy.

He stated that although organic revenue growth and increase in income could be less pronounced during the second half of fiscal 2006, he was entirely confident in the Group’s expansion over the coming years.

Following these discussions, the Board confirmed the high end of the targets set in November 2005 for fiscal 2006:

- organic revenue growth of about 5%;

- increase in operating income, excluding exchange differences, of about 6%.

Ambition 2015

Developed two years ago by 350 managers from around the world to unite the Group’s 324,000 employees around a clear vision for the future and to take advantage of the substantial growth potential of its markets, Sodexho’s “Ambition 2015” is to be the premier global outsourcing expert in quality of life services. Commenting on this strategic vision, Sodexho CEO Michel Landel said, “Mobilized around this collective goal, our ambition for 2015 is to double the Group’s revenues and triple operating income."

II. SODEXHO ALLIANCE
 CONSOLIDATED FINANCIAL STATEMENTS
AS OF FEBRUARY 28, 2006

1. Consolidated income statement

(in millions of euro)	Notes		Half year 2005-2006	%Revenues	change	Half year 2004-2005

Revenue	2.21. et	3.	6 546	100%	10,9%	5 902
Cost of sales			(5 610)	-85,7%		(5 068)

Gross profit			936	14,3%		834
Sales department costs	4.1	.	(75)	-1,2%		(66)
General and administrative costs	4.1	.	(547)	-8,4%		(499)
Other operating income and charges	4.1	.	1			(59)

Operating profit before financing costs	3	.	315	4,8%	50,0%	210
Net financing costs	4.2	.	(52)	-0,8%	-5,3%	(54)
Share of profit of associates	3	.	3	0,1%		(2)

Profit before tax			266	4,1%	72,8%	154
Income tax expense	4.3	.	(102)	-1,6%		(57)
Result from discontinued operations			-			-

Profit for the period			164	2,5%		97
Minority interests			4	0,1%		3

Group profit for the period			160	2,4%	70,9%	94
Earnings per share (in euro)	2.22. et	4.4.	1,01		70,9%	0,59
Diluted earnings per share (in euro)	2.22. et	4.4.	1,01		70,9%	0,59

2. Consolidated balance sheet

ASSETS (in millions of euro)	Notes	February 28, 2006	August 31, 2005	February 28, 2005

Non-current assets
Property, plant and equipment	2.6., 2.7., 2.8. and 4.5	424	406	401
Goodwill	2.4., 2.8. and 4.6.	3 803	3 711	3 506
Other intangible assets	2.5., 2.8. and 4.7.	244	225	205
Associates	2.3.2. and 4.8.	29	26	23
Financial assets	2.11. and 4.10.	74	74	80
Other non-current assets	4.12.	22	18	17
Deferred tax assets	2.19. and 4.20.	244	225	199

Total non-current assets		4 840	4 685	4 431

Current assets
Financial assets	2.11. and 4.10.	6	7	6
Derivative financial instruments	2.11. and 4.16.	37	40	49
Inventories	2.9. and 4.11.	180	176	177
Income tax		32	19	28
Trade receivable	4.12.	2 173	1 750	1 866
Restricted cash and financial assets related to	2.11. and 4.10.	375	326	296
the Service Vouchers and Cards activity
Cash and cash equivalent	2.12. and 4.13.	822	949	852

Total current assets		3 625	3 267	3 274

Total assets		8 465	7 952	7 705

LIABILITIES AND EQUITY
(in millions of euro)	Notes	February 28, 2006	August 31, 2005	February 28, 2005

Shareholders' equity
Capital		636	636	636
Share premium		1 186	1 186	1 186
Undistributed net income		667	708	715
Consolidated reserves		-293	-467	-761

Total group shareholders' equity		2 196	2 063	1 776
Minority interests		17	18	16

Total shareholders' equity	2.14., 2.18. and 4.14.	2 213	2 081	1 792

Non-current liabilities
Borrowings	2.13. and 4.15.	1 727	1 891	1 684
Employee benefits	2.16. and 4.17.	314	308	314
Other liabilities	4.19.	96	82	64
Provisions	2.15. and 4.18.	60	53	52
Deferred tax liabilities	2.19. and 4.20.	36	50	48

Total non-current liabilities		2 233	2 384	2 162

Current liabilities
Bank overdraft		81	21	48
Borrowings	2.13. and 4.15.	107	85	408
Derivative financial instruments	2.11. and 4.16.	2	2	4
Income tax		129	84	103
Provisions	2.15. and 4.18.	90	97	87
Trade and other payable	4.19.	2 465	2 197	2 143
Vouchers payable	2.17.	1 145	1 001	958

Total current liabilities		4 019	3 487	3 751

Total equity and liabilities		8 465	7 952	7 705

     3. Consolidated statement of cash flows

(in millions of Euro)	Notes	Half year 2005-2006	Half year 2004-2005

Operating activities
Operating profit before financing costs		315	210
Non cash items
Depreciations		96	92
Provisions		(5)	61
Losses (gains) on disposal and other, net of tax		2	5
Dividends received from associates		1	0
Change in working capital from operating activities		(191)	(39)
change in inventories		(2)	(22)
change in accounts receivable		(393)	(290)
change in supplier and other liabilities		133	120
change in Service Vouchers and cards to be reimbursed		119	111
change in financial assets related to the Service Vouchers and Cards activity		(48)	42
Interests paid		(23)	(20)
Interests received		9	0
Income tax paid		(97)	(54)
Net cash provided by operating activities		107	255
Investing activities
Acquisitions of fixed assets		(108)	(80)
Fixed assets disposals		3	13
Change in financial investments		1	(8)
Acquisitions of consolidated subsidiaries		(27)	(1)
Disposals of consolidated subsidiaries		0	(3)
Net cash used in investing activities		(131)	(79)
Financing activities
Dividends paid to parent company shareholders		0	0
Dividends paid to minority shareholders of consolidated companies		(5)	(3)
Change in shareholders' equity		18	2
Proceeds from borrowings		3	73
Repayment of borrowings		(198)	(196)
Net cash used in financing activities		(182)	(124)

Increase in net cash and cash equivalents		(206)	52
Net effect of exchange rates on cash		19	(7)
Cash and cash equivalents at beginning of period		928	759

Cash and cash equivalents at end of period	4.13.	741	804

4. Statement of recognized income and expense

(in millions of euro)	Half year 2005- 2006	Half year 2004-2005

Financial instruments	-2	5
Change in cumulative translation adjustment	68	-157
Actuarial gains / losses related to post employment benefits

Profit accounted directly in equity	66	-152

Profit for the period	164	97

Total profit for the period	230	-55

Attributable to:
Holding equity holders	226	-58
Minority interests	4	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	.	HIGHLIGHTS	15
2	.	ACCOUNTING PRINCIPLES	15
2.1.	BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS	15
2.2.	USE OF ESTIMATES	16
2.3.	PRINCIPLES AND METHODS OF CONSOLIDATION	16
2.4.	GOODWILL	17
2.5.	INTANGIBLE ASSETS	18
2.6.	PROPERTY, PLANT AND EQUIPMENT	18
2.7.	LEASES	19
2.8.	DEPRECIATION OF ASSETS	19
2.9.	INVENTORIES	20
2.10.	TRADE AND OTHER RECEIVABLES	20
2.11.	FINANCIAL INSTRUMENTS	20
2.12.	CASH AND CASH EQUIVALENTS	22
2.13.	BORROWING COSTS	22
2.14.	SODEXHO TREASURY SHARES	22
2.15.	PROVISIONS	22
2.16.	EMPLOYEE BENEFITS	23
2.17.	SERVICE VOUCHERS AND CARDS PAYABLE	24
2.18.	SHARE-BASED PAYMENTS	24
2.19.	DEFERRED TAXES	24
2.20.	TRADE AND OTHER PAYABLES	24
2.21.	INCOME STATEMENT	25
2.22.	EARNINGS PER SHARE	25
2.23.	ASSETS AND DISPOSAL GROUPS HELD FOR SALE	25
2.24.	CASH FLOW STATEMENT	26

3	.	SEGMENT INFORMATION	27

3.1.	BY ACTIVITY	27
3.2.	BY GEOGRAPHICAL REGION	28

4	.	NOTES TO THE FINANCIAL STATEMENTS AS OF FEBRUARY 28, 2006	29

4.1.	OPERATING EXPENSES BY NATURE	29
4.2.	FINANCIAL EXPENSES AND INCOME	29
4.3.	INCOME TAXES	30
4.4.	EARNINGS PER SHARE	30
4.5.	PROPERTY, PLANT AND EQUIPMENT	31
4.6.	GOODWILL	34
4.7.	INTANGIBLE ASSETS	35
4.8.	ASSOCIATES (EQUITY METHOD INVESTEES)	36
4.9.	ASSET IMPAIRMENT	37
4.10.	FINANCIAL ASSETS	37
4.11.	INVENTORIES	39
4.12.	TRADE AND OTHER RECEIVABLES	39
4.13.	CASH AND CASH EQUIVALENTS	39
4.14.	CHANGE IN SHAREHOLDERS' EQUITY	40
4.15.	BORROWING AND FINANCIAL LIABILITIES	41
4.16.	FINANCIAL INSTRUMENTS	43
4.17.	POST EMPLOYMENT AND OTHER EMPLOYEE BENEFITS	45
4.18.	PROVISIONS	48
4.19.	TRADE AND OTHER PAYABLES	49
4.20.	DEFERRED INCOME TAXES	49
4.21.	STATEMENT OF CASH FLOWS	50
4.22.	SHARE-BASED PAYMENTS	51
4.23.	COMMITMENTS AND CONTINGENCIES	54
4.24.	RELATED PARTIES	56
4.25.	GROUP EMPLOYEES	57

4.26.	LITIGATION	57
4.27.	SUBSEQUENT EVENTS	58

5	.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICY	59

5.1.	FOREIGN EXCHANGE AND INTEREST RATE RISK	59
5.2.	LIQUIDITY RISKS	60

6	.	IMPACTS OF TRANSITION TO IFRS	61

6.1.	ELECTIVE TREATMENTS RELATING TO FIRST-TIME ADOPTION OF IFRS AS OF SEPTEMBER 1, 2004	61
6.2.	FRENCH GAAP BALANCE SHEET IN IFRS FORMAT	62
6.3.	FRENCH GAAP INCOME STATEMENT IN IFRS FORMAT	62
6.4.	PRINCIPAL RESTATEMENTS FOR TRANSITION TO IFRS	63
6.5.	MAIN IMPACTS OF THE TRANSITION TO IFRS IN THE CASH FLOW STATEMENT	69
6.6.	TRANSITION OF FINANCIAL STATEMENTS TO IFRS	70

Sodexho Alliance is domiciled in France and its headquarters are located in Montigny-Le-Bretonneux.

The half year consolidated financial statements of the Group were approved by the Board of Directors on May 9, 2006.

1. Highlights

Sodexho acquired an interest in the Paris Lido cabaret on February 13, 2006 in connection with its strategy of expanding its event-driven activities, which represented nearly 3% total annual revenues for fiscal 2005. In France this activity includes "Les Bateaux Parisiens," restaurant services for racetracks, the Rolland Garros complex and other public sites. The Lido generated revenues of EUR 35 million in 2005.

2. Accounting principles

2.1. Basis of preparation of the financial statements

In application of European Union rule 1606/2002 of July 19, 2002, the Group’s consolidated financial statements as of February 28, 2006 have been prepared for the first time in accordance with international financial reporting standards (IAS/IFRS).

Sodexho has prepared an opening balance sheet at September 1, 2004, in accordance with the measures stipulated in IFRS 1, First-time application of international financial reporting standards, and fiscal 2005 financial statements using IFRS as its primary basis of accounting. Note 6 provides the main impacts of transition to the IFRS reported in the IFRS opening balance sheet as of September 1, 2004, and the income statement for the the year ended August 31, 2005.

Interim consolidated financial statements at February 28, 2006 have been prepared in accordance with IAS 34.

Certain of these standards may evolve or be modified between now and August 31, 2006, the retroactive application of which could result in modifications to the fiscal 2005 consolidated financial statements presented herein, as well as the financial statements for the first half of February 28, 2006.

The Group has decided to apply as of August 31, 2005 the revised IAS 19, which allows for actuarial gains and losses to be recorded directly in shareholders’ equity.

The Group expects to early adopt IFRIC 4 as of August 31, 2006. At the present time, this interpretation relates to client investments. Application of this interpretation is not expected to have a significant impact on the Group financial statements.

The financial statements of consolidated subsidiaries are prepared in accordance with accounting principles as defined by the Group under IFRS. The majority of fully consolidated companies close their financial statements as of August 31, with a half-year closing on February 28. For those companies having different closing dates, financial statements as of August 31 and February 28 are prepared to report transactions for the period from September 1.

Group consolidated financial statements have been prepared following the historical cost principle, with the exception of financial assets, derivative financial instruments and services received in connection with a transaction for which payment is in shares and measured at fair value. The accounting principles and methods applied by the Group are described below.

Amounts in tables are expressed in million euros.

2.2. Use of estimates

The preparation of financial statements in accordance with the IFRS standards requires Group and subsidiary management to make estimates and assumptions which affect the amounts reported for assets and liabilities including contingent liabilities as of the date of preparation of the financial statements, as well as revenues and expenses for the period. These estimates and assumptions are measured continuously on the basis of past experience, and various other factors considered reasonable in view of current circumstances, and which constitute the basis for assessment of the book value of asset and liability items.

Actual results may differ substantially from these estimates depending on circumstances.

Significant amounts subject to such estimates and assumptions include provisions for litigation (see notes 4.18. and 4.26. ), retirement and other employee benefit plan assets and liabilities (see note 4.17. ), depreciation of non-current assets (see note 4.9. ) and deferred taxes (see note 4.20. ).

2.3. Principles and methods of consolidation

2.3.1. Intragroup transactions

Intragroup transactions, balances and underlying losses and unrealized gains between Group companies are eliminated. The unrealized losses are eliminated in the same manner as unrealized gains but only when they do not represent an impairment loss.

2.3.2. Consolidation method

A subsidiary is an entity controlled by Sodexho. Control is deemed to exist when Sodexho has the power to manage directly or indirectly the financial and operating policies of the entity to benefit from its activity. In order to determine whether Sodexho controls the entity, potential exercisable or convertible voting rights are considered. The financial statements of the subsidiaries are included in the consolidated financial statements at such time as control is obtained until it ceases.

Companies over which Sodexho exercises significant influence on financial and operating policies without having the control are recorded using the equity method as soon as the significant influence exists and until it ceases. This influence is presumed in cases where the Group holds between 20% and 50% of voting rights.

The Group holds numerous equity interests in project companies set up under the terms of public-private partnership and private finance initiative (PFI) type contracts. These PFI contracts enable governments to call on the private sector for the design, construction, financing and management of public infrastructures (hospitals, schools, barracks, correctional facilities) with detailed performance criteria. The Group only makes equity and subordinated debt investments in these projects when it is a service provider for the project company. Details of project contracts signed as at February 28, 2006 are provided in note 4.8.

An analysis is performed for each entity to determine whether the Group controls or exerts a significant influence on the entity based on the criteria of IAS 27, IAS 28 and SIC 12.

2.3.3. Foreign currency translation

The exchange rates used are based on the quotations of the Paris Bourse and leading international financial centers.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies as of the balance sheet date are converted using the closing rate. Exchange differences resulting from this conversion are reported in financial income.

Non-monetary assets and liabilities in foreign currencies reported at historical cost, are converted at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities reported at fair value are converted at the exchange rate for the date on which the fair value was determined. Transactions for the period are converted at the exchange rate at the date of the transaction.

Exchange differences relating to monetary items which, in substance, form an integral part of the net investment in a consolidated foreign company, are included in consolidated shareholders' equity until such time as the net investment is sold or realized.

Financial statements denominated in foreign currencies

Countries with stable currency

The corporate financial statements for each consolidated company are reported according to the local economic environment in which each of these companies is operating.

For purposes of consolidation, all assets and liabilities in foreign currencies of consolidated companies are translated into the Group’s reporting currency (euro) at the closing rate, and the income statement is translated at the average exchange rate for the period. The resulting exchange differences are reported in shareholders' equity as a "cumulative translation adjustment".

Statutory monetary adjustments are maintained in the financial statements of the following subsidiaries: Argentina, Chile, Colombia, Mexico, Turkey and Venezuela. Residual exchange differences resulting from the monetary adjustment and the use of closing exchange rates are reported in shareholders' equity.

Countries with hyperinflationary economies

For these countries, the difference between net income converted at the average rate and net income converted at the closing rate is reported in financial income.

As of February 28, 2006, no country in which the Group is operating met the criteria or qualification as having a hyperinflationary economy.

2.4. Goodwill

The purchase method is used to account for acquisitions of subsidiaries by the Group. The cost of acquisition corresponds to the fair value of acquired assets, of equity instruments issued and of acquired or considered liabilities as of the date of the acquisition, increased by the costs directly attributable to the acquisition.

On first-time consolidation of a subsidiary or equity interest, the Group measures all identifiable items acquired. In accordance with IFRS 3, changes to measurement of identifiable assets and liabilities may occur within 12 months following the date of acquisition.

This measurement is made in the currency of the company acquired.

2.4.1. Goodwill

The residual difference corresponding to the excess of acquisition cost in relation to Group interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the company acquired at the date of acquisition, is reported as a balance sheet asset on the "Goodwill" line.

These goodwill amounts are not amortized, but are subject to impairment tests immediately if there is evidence of impairment, and at least once per year. Impairment test procedures are described in note 2.8. Where they exist, impairment amounts reported in the income statement are irreversible.

2.4.2. Negative goodwill

This represents the excess of the Group interest in the fair value of identifiable assets, liabilities and contingent liabilities in the company acquired at date of acquisition.

Negative goodwill is recognized immediately in the income statement during the period of acquisition.

2.5. Intangible assets

Intangible assets acquired separately are measured initially at their acquisition cost in accordance with IAS 38. Intangible assets acquired in connection with a business combination, and which can be measured on a reliable basis, are controlled by the Group and can be separated or result from legal or contractual rights, are reported at their fair value separately from goodwill. Subsequent to initial recognition, intangible assets are measured at their acquisition cost less accumulated amortization and any impairment losses recognized.

Intangible assets other than brands are considered finite life assets, and are amortized by the straight-line method over their expected useful life.

Costs related to the acquisition of licenses or software are recorded as an asset based on the costs incurred to acquire and implement the software. These costs are amortized over their expected useful life.

Costs incurred subsequent to the initial recognition of an intangible asset are recorded as part of the intangible asset only if they increase the future economic benefits of the specific asset. Other expenses are recorded in the income statement as incurred.

2.6. Property, plant and equipment

In application of IAS 16, property, plant and equipment items are recognized at their acquisition cost, less accumulated amortization and impairment losses, except for the land, which is recorded at acquisition cost less any impairment loss. Acquisition cost includes expenses directly related to the acquisition of the asset, and the estimated cost of the obligation to refurbish part of the asset where appropriate.

Costs incurred subsequent to the initial recognition of the asset are included in the net book value of the related asset or recognized as a separate component if it is probable that future economic benefits associated with these costs will benefit the Group and the cost of this asset is reliably estimated. All other costs of maintenance or repairing assets are expensed as incurred in the income statement except for those which increase the productivity or extend the useful life of the asset, which are included in the net book value of the asset.

Property, plant and equipment are depreciated over their useful life, in accordance with the component approach. Straight-line depreciation is considered appropriate.

The depreciation periods generally used by the Group are as follows:

-	Buildings	20 to 30 years
-	General fixtures and fittings	3 to 10 years
-	Plant and equipment	3 to 8 years
-	Vehicles	4 years
-	Ships and pontoons (depending on the component)	5 to 15 years

Carrying amounts for property, plant and equipment items are subject to impairment tests, where events or changes in their utilization indicate that the carrying amount may not be recoverable.

2.7. Leases

The Group accounts for lease contracts where Sodexho is the lessee in accordance with IAS 17 "Leases".

Lease agreements which transfer substantially all of the risks and benefits inherent in ownership of the leased asset, are recognized as capital leases as follows:

-	At contract inception an asset is recognized on the balance sheet in the amount of the lower of the fair value of the asset leasedand the present value of the future minimum lease payments to be made pursuant to the terms of the lease;

-	the related liability is recorded in financial borrowings;

-	lease payments are apportioned between the financial expense and the reduction of the outstanding liability, so as to produce a constant periodic interest rate on the remaining balance of the liability.

Assets related to capital lease contracts are depreciated or amortized over the shorter of the lease term and their useful life, if it is not reasonably certain that Sodexho will obtain ownership of the asset by the end of the lease term.

Lease contracts whereby the lessor bears substantially all of the risks and rewards incidental to ownership of the leased asset, are classified as operating leases. Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term.

2.8. Depreciation of assets

2.8.1. Depreciation of assets with finite useful lives

Property, plant and equipment and intangible assets having a finite useful life are subject to impairment tests as and when evidence of impairment exists. Impairment losses recognized in the income statement are reversible.

2.8.2. Depreciation of assets with infinite useful lives

Goodwill is considered to have an indefinite useful life, and is subject to impairment testing when there is an indication that it may be impaired, and at least on an annual basis.

An impairment loss is recognized in the income statement when the carrying value of the asset or the related Cash Generating Unit (CGU) exceeds is recoverable amount. The recoverable amount of an asset is the higher of its fair value less selling costs and its value in use.

Assets that do not generate cash inflows that are largely independent of those from other assets are tested for impairment as part of the CGU to which they belong.

Goodwill impairment tests are performed on each CGU, which for the Group are primarily identified by activity and country. The CGU includes goodwill, fixed and intangible assets and net working capital.

The value in use of a CGU is determined on the basis of cash flows after income taxes in the three-year plans prepared by management, and is extrapolated beyond this horizon. Group and local management have forecasted the operating margin based on actual performance and expected market growth. The growth rate used beyond this period represents the growth rate for the related activities and geographical regions. Cash flows are discounted on the basis of the CGU’s average cost of capital.

An impairment loss recorded on a CGU is allocated first to the reduction of goodwill and then to the reduction of other assets of the entity on a prorated basis.

2.8.3. Reversal of impairment

An impairment loss on goodwill is not reversible.

An impairment loss recognized in prior periods for an asset other than goodwill is reversed if there has been a change in the estimates used to determine the asset’s recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

2.9. Inventories

Inventories are measured at the lower of their cost and net realizable value using the FIFO (First in, first out) cost formula.

2.10. Trade and other receivables

Trade and other receivables are measured at fair value on initial recognition and are subsequently recognized net of the allowance for doubtful accounts as appropriate.

An allowance for doubtfull accounts is recognized when it is determined that the amounts due pursuant to the terms of the original contract are not recoverable.

2.11. Financial instruments

Financial assets and liabilities are recognized and measured iin accordance with IAS 39 "Financial instruments: recognition and measurement".

2.11.1. Financial assets

Financial assets are classified into three main categories for measurement and recognition as defined in IAS 39:

-	Loans and receivables include deposits and bonds, and loans made to unconsolidated companies. These financial assets are recognized in the balance sheet at amortized cost, which is generally the same as the acquisition cost, as there typically are no significant acquisition costs for these investments. If there is evidence of decline in value, an impairment test is performed on these financial assets. An impairment is recorded if the carrying amount is greater than the expected recoverable value.

-	Financial assets at fair value through profit or loss include other financial assets held for trading and acquired for short-term disposal. Any subsequent change in the fair value of these assets is reported in financial income. An impairment is recorded through the income statement if the carrying amount is higher than the expected recoverable value. These impairment charges may be reversed if the increase in the recoverable value may be objectively linked to an event occurring after its recording.

-	Available for sale assets include equity interests, shares, marketable securities with maturities greater than three months and restricted cash. Upon initial recognition, assets held for disposal are measured at fair value, and changes in fair value are reported directly as a component of shareholders' equity. When financial assets held for disposal are sold or depreciated, the cumulative adjustment to their fair value reported under shareholders' equity is transferred to the income statement.

2.11.2. Derivative financial instruments

Group policy is to finance acquisitions in the currency of the acquired company, generally at fixed rates of interest. The majority of borrowings negotiated at variable rates of interest has been converted to fixed rates by the use of interest rate swaps. Similarly, where acquisition financing is negotiated in a currency other than that of the acquired entity, currency swaps are generally contracted.

As required by IAS 39, these derivative financial instruments are initially recognized in the balance sheet in current financial assets or liabilities at their fair value. Subsequent changes in fair value are reported in income, except for derivatives that qualify for cash flow hedge accounting.

For cash flow hedge instruments, the necessary documentation is prepared at inception and updated at each close. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity until the underlying asset or liability is realized at which time it is recognized in the income statement. The ineffective portion is recognized immediately in the income statement.

2.11.3. Commitments to purchase minority interests

In connection with the application of IAS 32, the Group has recognized in the consolidated balance sheet firm commitments to buy out minority investors. In the absence of any specific IFRS guidance on whether the matching entry should be debited, the Group has opted to eliminate the minority interests in full and to recognize the balance as goodwill.

As such firm commitments to buy out minority investors are recognized as follows under IFRS:

-	a financial liability is recordeed for the amount to be paid;

-	the expected goodwill is reported in the balance sheet;

-	the minority interests’ share of income is reclassified to Group share.

Subsequent changes to the amount to be paid are applied to the goodwill balance.The finalization of guidance currently under review by the IASB may result in a modification to the treatment described above.

2.11.4. Bank borrowings and bond issues

All borrowings, including bank credit facilities and overdrafts, are initially reported at the fair value of the amount received, reduced by transaction costs directly attributable to the transaction. Subsequent to initial recognition, borrowings are measured at amortized cost using the effective interest rate method.

2.12. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and short-term investments in monetary instruments with maturities of less than three months from their date of acquisition or may be withdrawn at any time with no significant risk of loss in value.

2.13. Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of the cost of the underlying asset as permitted by IAS 23. Borrowing costs that are not directly related to an asset reduce the related borrowings balance and are recorded using the amortized cost method over the term of the related debt in accordance with IAS 39.

2.14. Sodexho treasury shares

Sodexho shares held by the parent company and/or Group companies, are reported at their acquisition value as a reduction of consolidated shareholders' equity.Gains or losses from acquisitions or disposals of treasury shares are recorded directly in consolidated shareholders' equity, and do not affect income for the period.

2.15. Provisions

A provision is recorded if an entity has a legal or constructive obligation as of the close of a period, where it is probable that a cash outflow will be required and where the related amount can be reliably estimated.

Provisions primarily arise in connection with commercial, employee-related and tax risks and litigation relating to operations. Provisions are measured in accordance with IAS 37 using assumptions that consider the most likely outcomes.

Where the effect of the time value of money is material, the amount of the provision is determined by computing the present value of the expected future cash flows using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Loss making contracts

If a Group entity has a contract that is onerous, a provision is measured and recognized.

2.16. Employee benefits

2.16.1. Short-term employee benefits

Group employees receive short-term benefits such as vacation pay, bonuses, maternity leave and other benefits (other than severance pay), payable within 12 months of the end of the related service period.

These benefits are reported in current liabilities.

2.16.2. Post-employment and other long-term employee benefits

The Group applies IAS 19 in the measurement and recognition of post-employment and other long-term employee benefit obligations. Consequently:

  the amount of the contributions to defined contribution plans is recognized as an expense;
  measurement and recognition of defined benefit plans is based on actuarial valuations.

The Group has adopted the projected unit credit method as the actuarial method for measuring its retirement benefit obligations pertaining to contracts or agreements in effect in each entity.

Factors used in calculating the obligation include length of service, life expectancy, salary inflation and staff turnover, as well as economic assumptions, some of which may be country- or entity-specific, including the inflation rate, the rate of return on assets and the discount rate.

Sodexho has elected to early adopt the IAS 19 Amendment, as of August 31, 2005. Actuarial gains and losses arising at each annual close are therefore recognized outside of the income statement in shareholders' equity.

To the extent that the benefits are already vested immediately following the introduction of, or changes to benefit levels of, a defined benefit plan, the past service cost is recognized immediately in the income statement. Past service cost that has not yet vested is recognized as an expense on a straightline basis over the average period.

For defined benefit plans, recognition of the various elements relating to the plans is as follows:

  Benefits payable net of plan assets are reported as a non-current liability where the amount payable exceeds the amount of plan assets andunrecognized past service costs.
  Where the fair value of the plan assets exceeds the benefits payable, a net non-current asset is recorded. A net plan asset is only recognized in the balance sheet to the extent that it represents future economic benefits effectively available to the Group and not in excess of the total net amount of unrecognized past service costs plus the present value of the future defined benefit obligation or reductions in future payments.

  The expense reported in the income statement comprises:
    current service cost, amortization of the past service cost, and the impact of any plan reduction or termination reported in operating income;
    the discounting effect and expected return on any plan assets in financial income.

The Group participates in multi-employer plans (in particular in Sweden and the USA). The administrators of these plans are not able to provide the information necessary for their recognition as defined benefit plans. These plans are therefore accounted for in the same manner as defined contribution plans.

2.16.3. Other long-term employee benefits

Other long-term employee benefits are measured in accordance with IAS 19. The present value of the defined benefit obligation is recognized as a non-current liability over the related service period. Actuarial gains and losses are recognized immediately in the income statement.

2.17. Service Vouchers and Cards payable

Service Vouchers and Cards payable are accounted for at their fair value which is the face value of the vouchers and cards in circulation or returned to Sodexho, but not yet reimbursed to the affiliates.

2.18. Share-based payments

A number of Group employees receive compensation in the form of share-based payments.

In accordance with the transitional provisions of IFRS 1, only plans with a grant date subsequent to November 7, 2002, for which the equity instruments had not vested as of January 1, 2005, are measured and recognized as employee costs.

Compensation expense related to these plans is recognized in the income statement over the related vesting period, with the offset to shareholders' equity. The amount of expense recognized for each period is determined by reference to the fair value of the options as of the grant date, as computed using the binomial model.

At each balance sheet date, the entity assesses the number of options likely to become exercisable. Where appropriate, the entity recognizes the impact of changes to its estimates in the income statement, with an entry recorded in shareholders' equity.

2.19. Deferred taxes

Deferred taxes are recognized for differences between the carrying amount and the taxable amount for assets and liabilities, using the tax rate expected to be applicable in the fiscal year during which the asset will be realized or the liability settled, on the basis of rates of taxation (pursuant to tax regulations) adopted or substantially adopted as of the closing date.

Taxes relating to items recognized directly in shareholders' equity are recognized in shareholders' equity and not in the income statement.

Residual deferred tax assets on loss carryforwards (after allocation of deferred tax liabilities) are only recognized if their recovery is considered probable.

Deferred tax assets and liabilities are offset if there exists a legally enforceable right of offset, and if they relate to the same taxable entity and the same tax authority.

2.20. Trade and other payables

Trade and other payables are measured at fair value on initial recognition, and subsequently at amortized cost.

2.21. Income statement

2.21.1. Income statement by function

As permitted by IAS 1 "Presentation of financial statements", the Group presentss an income statement by function.

As such operating income now comprises the following items:

-	gross profit,

-	sales department costs,

-	general and administrative costs, and

-	other operating income and expenses.

The Group has chosen not to report "exceptional" items in its income statement.

2.21.2. Revenues

In accordance with IAS 18, Group revenues relate to the sale of services in connection with the ordinary activities of the consolidated companies as follows:

-	for the Food and Management Services activity, revenues are recognized pursuant to contractual agreements and consider whether we are acting as principal (in the vast majority of cases) or agent in the relationship;

-	for the Service Vouchers and Cards activity, revenues include commissions received from clients, commissions received from associates, financial income from the investment of funds generated by the activity, and profit from vouchers and cards not reimbursed.

In accordance with IAS 18, revenues are measured at the fair value of the consideration received or receivable, net of allowances, VAT and other taxes. Furthermore, revenues are recognized where it is probable that future economic benefits will flow to the Groupand can be measured reliably. No revenue is recognized if there is a significant uncertainty about the recovery of the costs incurred or to be incurred to meet the related obligation.

Food service revenues are recognized at the time of delivery of the service.

2.22. Earnings per share

In accordance with IAS 33, earnings per share are determined by dividing profit by the weighted average number of ordinary shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the denominator is increased by the number of potentially dilutive shares, and the numerator is adjusted for all dividends and interest recognized in the period, and any other change in income or expenses that would result from the conversion of the potentially dilutive ordinary shares.

2.23. Assets and disposal groups held for sale

The Group applies IFRS 5, which pertains to the recognition and reporting of assets and disposal groups held for sale.

Non-current assets to which this standard applies are defined as assets the sale of which is considered to be highly probable.

Non-current assets held for sale are measured and recognized at the lower of their carrying amount and their fair value, less costs to sell.Upon meeting the criteria for classification as held for sale, these assets are no longer amortized.

2.24. Cash flow statement

This statement is prepared in accordance with IAS 7.

Changes in the Group’s cash position are analyzed in the cash flow statement. The cash position includes the net balance of cash and equivalents, current borrowings and bank credit balances payable on demand which form an integral part of cash management.

3. Segment information

As of February 28, 2006, the Group has two principal activities which constitute its primary segments: Food and Management services and Service Vouchers and Cards.

Other activities are reported in Food and Management Services and mainly include kitchen installation services, event-driven activities and the Remote Site Management included in “Rest of the World”. None of the other activities individually represents a reportable segment.

3.1. By activity

3.1.1. Income statement information

As of February 28, 2006	Food and Management Services
	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Total Food and Management Services	Service Vouchers and Cards	Holding Companies	Elimination	Total

Revenue (non group)	2 919	2 111	663	678	6 371	175			6 546
Sale inter-activity (group)						3		-3	0

Total	2 919	2 111	663	678	6 371	178	0	-3	6 546

Segment operating profit	152	103	17	11	283	53	-21		315
Share of profit of associates			2	1	3				3
Net financing costs									-52
Income tax expenses									-102
Net income attributable to minority
interests									4

Group profit of the period									160

Amortization and depreciation on segment assets	41	30	10	9	90	6	3		99
Other charges without cash impact	2				2				2
Allowance for depreciation on assets									-
Reversal of depreciation on assets									-

As of February 28, 2005	Food and Management Services
	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Total Food and Management Services	Service Vouchers and Cards	Holding Companies	Elimination	Total

Revenue (non group)	2 586	1 984	640	555	5 765	137			5 902
Sale inter-activity (group)						3		-3	0

Total	2 586	1 984	640	555	5 765	140	0	-3	5 902

Segment operating profit	69	102	11	12	194	34	-18		210
Share of profit of associates			-2		-2				-2
Net financing costs									-54
Income tax expenses									-57
Net income attributable to minority interests									3

Group profit of the period									94

Amortization and depreciation on segment
assets	37	31	11	6	85	4	3		92
Other charges without cash impact	2				2				2
Allowance for depreciation on assets		1			1				1
Reversal of depreciation on assets

3.1.2. Balance sheet information

As of February 28, 2006	Food and Management Services
	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Total Food and Management Services	Service Vouchers and Cards	Holding Companies	Elimination	Total

Segment assets	3 419	1 825	1 002	531	6 777	900	118	-127	7 668
Investments in associates	8		2	18	29				29
Financial assets
(including financial derivatives)									493
Income tax assets									275

Total Asset									8 465

Segment liabilities	1 123	1 096	357	336	2 912	1 263	203	-127	4 251
Financial liabilities									1 836
Income tax liabilities									166
Shareholder's equity									2 212

Total Liability									8 465

Investments	47	25	17	9	98	4	1	0	103

As of August 31, 2005	Food and Management Services
	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Total Food and Management Services	Service Vouchers and Cards	Holding Companies	Elimination	Total

Segment assets	3 165	1 820	1 003	495	6 483	801	117	-166	7 235
Investments in associates	8		1	17	26				26
Financial assets
(including financial derivatives)									447
Income tax assets									244

Total Asset									7 952

Segment liabilities	950	1 154	375	302	2 781	1 082	62	-166	3 759
Financial liabilities									1 978
Income tax liabilities									134
Shareholder's equity									2 081

Total Liability									7 952

Investments	82	62	14	17	175	10	4	0	189

3.2. By geographical region

As of February 28, 2006	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Holding companies	Elimination	Total

Revenue (non Group)	2 919	2 198	667	765		-3	6 546
Segment assets	3 419	2 231	1 022	996	127	-127	7 668
Investments	47	27	17	11	1		103

As of February 28, 2005	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Holding companies	Elimination	Total

Revenue (non Group)	2 586	2 062	643	614		-3	5 902

As of February 28, 2005	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Holding companies	Elimination	Total

Segment assets	3 165	2 206	1 032	874	124	-166	7 235
Investments	82	68	13	21	5		189

4. Notes to the financial statements as of February 28, 2006

4.1. Operating expenses by nature

(in millions of euros)	First half-year 2005-2006	First half-year 2004-2005

Depreciation and amortization and change in provisions	-99	-92

Personnel costs

- Wages	-2347	-2108

- Other personnel expenses (*)	-734	-658

Raw material costs and change in inventory	-2181	-1993

Other operating expenses	-870	-841

Total	-6 231	-5 692

(*) Includes expenses relating to defined benefit plans (see note 4.17) and stock options (see note 4.22) .

of which :	First half-year 2005-2006	First half-year 2004-2005

Cost of sales	-5 610	-5 068

Sales department costs	-75	-66

General and administrative costs	-547	-499

Other operating income and expenses	1	-59

Total	-6 231	-5 692

4.2. Financial expenses and income

(in millions of euros)	First half 2005-2006	First half 2004-2005

Net debt cost	-51	-53

Net foreign exchange gains (+) / losses (-)		-3

Net depreciation changes : Allowance (-) Reversals (+)

Expected return on plans assets related to defined benefit plans	13	11

Discount effect on defined benefit plans	-13	-13

Change in fair value of derivative financial instruments	-1	2

Other		2

Net financing costs	-52	-54

4.3. Income taxes

Effective income tax rate reconciliation

(in millions of euros)	First half 2005-2006

Profit before tax	266

Share of profit of associates	-3

Pre-tax net income	263

Legal tax rate applicable to Sodexho Alliance	34,43%

Theoretical income tax expense	-91

Effect of differential in tax rates applied to income from	1
foreign countries

Permanently non-deductible expenses or non-taxable	-7
income

Other tax repayments / charges, net	-4

Tax loss carry-forwards used during the period but not	4
recognised as a deferred tax asset in a previous period

Tax loss carry-forwards used arising during the period	-5
but not recognised as a deferred tax asset

Actual income tax expense	-102

Withholding taxes	0

Total income tax expense	-102

Deferred tax assets generated by companies in a taxable loss situation during the period or in previous periods, totaled EUR 0.2 million.

A withholding tax liability on dividends receivable of EUR 2 million is accrued in the Group financial statements.

4.4. Earnings per share

	First half 2005-2006	First half 2004-2005

Profit of the period	160	94

Average number of shares	159 026 413	159 026 413

Earnings per share	1,01	0,59

As of February 28, 2006, there were no commitments to create new shares; therefore earnings per share and diluted earnings per share were the same.

4.5.	Property, plant and equipment

4.5.1.	Details of property, plant and equipment

The following table details Group property, plant and equipment items by nature, and including assets financed by finance leases.

(in millions of euros)	February 28, 2006	August 31, 2005	February 28, 2005

LAND
Cost	8	7	7

• Carrying amount	8	7	7

BUILDINGS
Cost	144	146	146

Accumulated depreciation and amortization	-78	-77	-73

• Carrying amount	66	69	73

FIXTURES AND FITTINGS
Cost	176	155	154

Accumulated depreciation and amortization	-113	-98	-95

• Carrying amount	63	57	59

PLANT AND MACHINERY
Cost	443	415	394

Accumulated depreciation and amortization	-299	-281	-264

• Carrying amount	144	134	130

VEHICLES
Cost	65	63	70

Accumulated depreciation and amortization	-38	-38	-44

• Carrying amount	27	25	26

OFFICE AND COMPUTER EQUIPMENT
Cost	223	208	195

Accumulated depreciation and amortization	-168	-154	-145

• Carrying amount	55	54	50

OTHER PROPERTY, PLANT AND EQUIPMENT
Cost	116	116	113

Accumulated depreciation and amortization	-55	-56	-57

• Carrying amount	61	60	56

TOTAL
Cost	1 175	1 110	1 079

Accumulated depreciation and amortization	-751	-704	-678

• Carrying amount	424	406	401

Expenses of EUR 9.9 million were capitalized as in process during the first half of fiscal 2006 (EUR 10.5 million during the first half of fiscal 2005).

Changes in property, plant and equipment during the first half of fiscal 2006 are detailed below:

(in millions of euros)	February 28, 2006	August 31, 2005	February 28, 2005

Opening carrying amount	406	411	411

Increase	77	137	70

Decrease	-2	-17	-8

Assets held for sale	-1

Newly consolidated companies	5

Newly deconsolidated companies

Depreciation and amortisation expense	-66	-131	-63

Impairment losses recognised in profit or loss

Impairment losses reversed in profit or loss		1

Translation adjustment	6	3	-9

Other	-1	2

Closing carrying amount	424	406	401

4.5.1. Fixed assets recorded as finance leases

(in millions of euros)	February 28, 2006	August 31, 2005	February 28, 2005

BUILDINGS
Cost	73	77	76

Cumulated amortisation	-49	-52	-48

• Carrying amount	24	25	28

FIXTURES AND FITTINGS
Cost	25	27	28

Cumulated amortisation	-16	-17	-20

• Carrying amount	9	10	8

PLANT AND MACHINERY
Cost	68	66	65

Cumulated amortisation	-51	-50	-49

• Carrying amount	17	16	16

VEHICLES
Cost	18	19	34

Cumulated amortisation	-9	-9	-16

• Carrying amount	9	10	18

OFFICE AND COMPUTER
EQUIPMENT
Cost	10	10	13

Cumulated amortisation	-7	-7	-11

• Carrying amount	3	3	2

OTHER FIXED ASSETS
Cost	16	19	18

Cumulated amortisation	-8	-10	-10

• Carrying amount	8	9	8

TOTAL
Cost	210	218	234

Cumulated amortisation	-140	-145	-154

• Carrying amount	70	73	80

(in millions of euros)	February 28, 2006	August 31, 2005	February 28, 2005

INTANGIBLE ASSETS
Cost	2	0	0

Accumulated amortisation	-1	0	0

• Carrying amount	1	0	0

Maturities of discounted and non-discounted minimum payments as of February 28, 2006

	Minimum lease payments	Finance lease debt

Less than 1 year	25	23

1 to 5 years	53	50

More than 5 years	17	1

Total Minimum lease payments	95	74

4.6. Goodwill

		August 31, 2005	Additions during the period	Decreases during the period	Translation adjustment	Other	February 28, 2006

FMS North America	Gross	2 259	1		61		2 321
	Depreciation	0					0

FMS United Kingdom and Ireland	Gross	677			3		680
	Depreciation	0					0

FMS France	Gross	243	14				257
	Depreciation	-1					-1

FMS Scandinavian	Gross	129			-1		128
	Depreciation	0					0

FMS Netherlands	Gross	121					121
	Depreciation	0					0

FMS Belgium	Gross	24					24
	Depreciation	0					0

FMS Spain	Gross	19					19
	Depreciation	0					0

FMS Italy	Gross	16					16
	Depreciation	0					0

FMS Germany	Gross	17					17
	Depreciation	0					0

Other FMS of Continental Europe	Gross	5					5
	Depreciation	-1					-1

FMS Continental Europe	Gross	574	14	0	-1	0	587
	Depreciation	-2	0	0	0	0	-2

FMS Asia-Australia	Gross	34			1		35
	Depreciation	0					0

FMS South of America	Gross	23			2		25
	Depreciation	0					0

Universal Sodexho	Gross	53			1		54
	Depreciation	0					0

Other	Gross	1					1
	Depreciation	0					0

FMS Rest of the world	Gross	111	0	0	4	0	115
	Depreciation	0	0	0	0	0	0

SVC Brazil	Gross	60			8		68
	Depreciation	0					0

Luncheon Tickets	Gross	16					16
	Depreciation	0					0

Other SVC	Gross	16	2				18
	Depreciation	-2					-2

SVC	Gross	92	2	0	8	0	102
	Depreciation	-2	0	0	0	0	-2

Holdings	Gross	2					2
	Depreciation	0					0

TOTAL	Gross	3 715	17	0	75	0	3 807
	Depreciation	-4	0	0	0	0	-4

FMS: Food and Management Services.
SVC: Service Vouchers and Cards.

The increase in goodwill in France relates to the Lido acquisition (SEGHSMI). The acquisition of 20% of Altys Multiservices related to the exercise of the put option on minority interests did not affect goodwill.

4.7. Intangible assets

	February 28, 2006	August 31, 2005	February 28, 2005

Client investments
Cost	251	224	188

Accumulated amortization	-100	-86	-75

• Carrying amount	151	138	113

Licenses and software
Cost	185	174	170

Accumulated amortization	-118	-102	-91

• Carrying amount	67	72	79

Other intangible assets
Cost	38	26	23

Accumulated amortization	-12	-11	-10

• Carrying amount	26	15	13

TOTAL
Cost	474	424	381

Accumulated amortization	-230	-199	-176

• Carrying amount	244	225	205

Changes in intangible assets were as follows:

	February 28, 2006	August 31, 2005	February 28, 2005

Opening carrying amount	225	225	225

Additions through business combination	34	60	22

Additions from internally developed intangibles		1	1

Decreases		-1	-1

Newly consolidated companies	11

Newly deconsolidated companies

Assets classified as held for sale

Amortization expense	-31	-60	-28

Impairment losses recognised in profit or loss

Impairment losses reversed in profit or loss

Translation adjustment	5		-14

Other

Closing carrying amount	244	225	205

4.8. Associates (equity method investees)

	Cost at August 31, 2005	Net income for the period	Dividend paid for the period	Changes in scope of consolidation	Translation adjustment and other items	Cost at February 28, 2006
(In millions of euro)

Doyon Universal Services	8,8	0,4			0,2	9,4
NANA	7,6	0,2			0,2	8,0
BAS	4,8				0,5	5,3
BAS 2	3,2				0,3	3,5
Colchester	1,2				0,6	1,8
South Manchester		1,7	(0,2)		(1,3)	0,2
Other	0,3	0,3		0,1		0,7

Total	25,9	2,6	(0,2)	0,1	0,5	28,9

Shares in the net negative equity of associates are covered by a provision for contingencies reported as a balance sheet liability (see 4.18. ).

Details of this provision are as follows:

	Cost at August 31, 2005	Net income for the period	Dividend paid for the period	Change in scope of consolidation	Translation adjustment and other items	Cost at February 28, 2006

SERCO Sodexho Defense Services	(4,4)	0,1				(4,3)
Peterborough Prison Management	(3,3)	0,7			(0,2)	(2,8)
Agecroft (A.P.M.)	(2,9)					(2,9)
Sodexho Catalyst Roehampton	(2,8)				(0,7)	(3,5)
Ashford Prison Services	(2,2)	(0,2)			(0,2)	(2,6)
South Manchester	(1,5)				1,5	(0,0)
Kings College	(1,5)	(0,4)				(1,9)
Stoke	(0,8)				(0,1)	(0,9)
Other	(0,4)	(0,1)	(0,4)		0,2	(0,7)

Negative equity of associates	(19,7)	0,1	(0,4)	0,0	0,5	(19,5)

Following is principal financial data for associates:
(figures do not reflect the Group’s interest)

	Country of activity	% of interest	Total balance sheet	Assets	Liabilities	Shareholders’ equity	Revenues	Profit for the period

Colchester *	UK	14,0%	942,1	942,1	929,7	12,4	121,9	(0,4)
Manchester Royal Infirmary *	UK	25,0%	548,5	548,5	548,5	0,0	54,1	0,2
Sodexho Catalyst Romford Ha *	UK	25,0%	358,0	358,0	357,9	0,1	316,3	0,0
BAS *	Chile	33,3%	158,4	158,4	142,5	15,9	3,6	0,1
Kings College *	UK	25,0%	148,4	148,4	155,9	(7,5)	10,0	(1,7)
Peterborough Prison Management *	UK	33,3%	139,1	139,1	147,7	(8,6)	15,4	2,0
South Manchester UK *	UK	25,0%	129,2	129,2	128,5	0,7	7,2	6,7
Mercia Healthcare *	UK	25,0%	113,6	113,6	114,9	(1,3)	5,7	(0,2)
Sodexho Catalyst Roehampton*	UK	25,0%	105,2	105,2	119,0	(13,8)	14,5	0,0
Ashford Prison Services *	UK	33,3%	103,9	103,9	111,5	(7,6)	11,6	(0,7)
Agecroft (APM) *	UK	50,0%	84,3	84,3	90,1	(5,8)	13,9	0,0
Fife *	UK	10,0%	71,2	71,2	71,6	(0,4)	4,5	0,1
Conwy *	UK	10,0%	62,7	62,7	63,9	(1,2)	1,5	0,2
Stoke *	UK	10,0%	65,4	65,4	74,5	(9,1)	16,7	(0,2)
NANA (31 janvier 2006)	USA	43,6%	43,2	43,2	24,9	18,3	47,5	0,5
Exeter *	UK	10,0%	38,6	38,6	37,0	1,6	0,3	2,1
BAS 2 *	Chile	33,3%	38,0	38,0	27,6	10,4	0,0	0,0
SERCO Sodexho Defense Services	Australia	50,0%	27,7	27,7	36,4	(8,7)	21,0	2,0
Doyon Universal services	USA	49,9%	22,3	22,3	3,3	19,0	25,0	0,8

4.9. Asset impairment

(In millions of euro)	August 31, 2005	Charged	Released	Other	February 28, 2006

Goodwill	4				4

Intangible assets	0				0

Property, plant and equipement	1				1

Asset impairment	5	0	0	0	5

Impairment tests on assets with indefinite useful lives have been performed as of August 31, 2005 as described in note 2.8.2.

The main assumptions were the following:
	FMS France	FMS North America	FMS UK	FMS Sweden
Discount rate	7.5%	7.5%	7.8%	7.5%
Long term growth rate	2%	2.5%	2.5%	2%

For the other countries and the Service Vouchers and Cards activity, the discount rate was 7.5% (with a rate up to 90% higher for certain countries considered to have more risk) and the long term growth rate used to extrapolate the terminal value based on the data in year 3 of the forecast was 2% (up to 6% for subsidiaries in development).

This analysis did not result in any impairment loss being required to be recognized.

4.10. Financial assets

	August 31, 2005	Increase / decrease during the period	Change in scope of consolidation	Translation adjustment and other items	February 28, 2006
NON CURRENT

Available for sale assets
Investments in non - consolidated companies

Cost	41				41
Impairment provisions	-1				-1

• Net book value	40	0	0	0	40

Loans and receivables
Receivables from investees

Cost	22	2	1		25
Impairment provisions			-1		-1

• Net book value	22	2	0	0	24

Loans receivable

Cost	4	-1		-1	2
Impairment provisions					0

• Net book value	4	-1	0	-1	2

Financial assets at fair value through profit & loss
Other non current financial assets

• Fair value	8	-1	1	0	8

Total Non current financial assets

Cost	75	0	2	-1	76
Impairment provisions	-1	0	-1	0	-2

• Net book value	74	0	1	-1	74

Principal equity investments

The Group holds an 18.50% interest in Bellon SA, parent company of Sodexho Alliance, for an amount of EUR 32.4 million. This financial asset available for sale represents an investment in a company with no quotation on an active market and therefore its fair value cannot be reliably determined. In addition these shares do not represent a liquid receivable. For these reasons, this investment is measured at its acquisition cost.

The Group has a 9.3% interest in Leoc Japan Co for EUR 4.9 million.

CURRENT	August 31, 2005	Increase / decrease during the period	Change in scope of consolidation	Translation adjustment and other items	February 28, 2006

Available for sale assets
Marketable securities with a maturity over 3
months

Cost	1	-1		0	0
Impairment provisions	0				0

• Net book value	1	-1	0	0	0

Restricted cash and other financial assets
related to Vouchers and Cards activity

Cost	326	47	2		375
Impairment provisions					0

• Net book value	326	47	2	0	375

Loans and receivables
Loans

Cost	2				2
Impairement provisions					0

• Net book value	2	0	0	0	2

Financial assets at fair value through profit & loss
Other financial assets

• Fair value	4				4
Total Current financial assets

Cost	333	46	2	0	381
Impairment provisions					0

• Net book value	333	46	2	0	381

Restricted cash principally relates to funds in the Service Vouchers and Cards activity that are subject to special regulations in France (EUR 157 million) and Romania (EUR 33 million), guarantee funds for affiliates in Mexico (EUR 13 million) and contractual guarantees provided to certain public sector clients in Venezuela (EUR 13 million).

Net losses of the period reported directly in shareholders' equity related to financial assets classified as available for sale totaled EUR 3 million.

Total gains and losses transferred from shareholders' equity and reported in financial income were immaterial for the first half of fiscal 2006.

4.11. Inventories

(In millions of euro)	August 31, 2005	Increase / decrease during the period	Change in scope of consolidation	Translation adjustment and other items	February 28, 2006

Gross	178	2		2	182
Provision	-2			0	-2

Net book value	176	2	0	2	180

Inventories principally comprise food products and consumables with a high turnover rate, and are measured applying the FIFO method.

No inventory items have been pledged against liabilities.

4.12. Trade and other receivables

(In millions of Euro)	Gross value as of February 28, 2006	Depreciation as of February 28, 2006	Carrying amount as of February 28, 2006	Carrying amount as of August 31, 2005

Net plan assets (*)	2		2	2

Other non current assets	20		20	16

Total Other non current assets	22	0	22	18

Advances to suppliers	8	0	8	5

Accounts receivable	1,971	-82	1,889	1,508

Other operating receivables	208	-4	204	175

Prepaid expenses	67		67	57

Other non operating receivables	4		4	5

Assets held for sale	1		1	0

Total Trade receivables	2 259	-86	2 173	1 750

* Net pension fund assets are detailed in note 4.17. Pensions and other personnel benefits.

4.13. Cash and cash equivalents

(In millions of euro)	February 28, 2006	August 31, 2005	February 28, 2005

Marketable securities	358	433	393
Cash	464	516	459
Cash and cash equivalents	822	949	852
Bank overdrafts	-81	-21	-48

Total	741	928	804

Marketable securities were EUR 358 million, and were as follows:

(In millions of euro)	February 28, 2006

Short -term notes	155
Term deposits	93
Listed bonds	42
SICAV	32
Mutual funds	36

Total Marketable securities	358

4.14. Change in shareholders’ equity

	Number of shares outstanding	Common stock	Additional paid in capital	Cumulative translation adjustment	Consolidated reserves	Undistributed net income	Fair value of financial instruments (1)	Actuarial gains/ losses on employee benefits (1)	Stock- options (1)	Treasury shares	Group shareholders’ equity	Minority interests	Total

Shareholders' equity at August 31, 2004	159,026,413	636	1,186	0	-523	739	-3			-99	1,936	24	1,960

Capital increase											0		0

Dividends paid (excl.treasury shares)						-109					-109	-7	-116

Last year net income of Sodexho Alliance SA					-87	87

Net income for the period					215						215	9	224

Change in scope of consolidation											0	-8	-8

Change in cumulative translation adjustment and other movements				10							10		10

Operations recognised directly in shareholders’ equity					9	-9	8	7	10	-14	11		11

Shareholders’ equity at August 31, 2005	159 026 413	636	1,186	10	-386	708	5	7	10	-113	2,063	18	2,081

Capital increase											0		0

Dividends paid (excl.treasury shares)						-117					-117	-5	-122

Last year net income of Sodexho Alliance SA					-77	77

Net income for the period					160						160	4	164

Change in scope of consolidation											0		0

Change in cumulative translation adjustment and other movements				66	2						68		68

Operations recognised directly in shareholders’ equity						-1	-2		7	18	22		22

Shareholders’ equity at February 28, 2006	159 026 413	636	1,186	76	-301	667	3	7	17	-95	2,196	17	2,213

(1) Net change in deferred income tax (see 4.20) .

The Group holds 2,620,113 shares in Sodexho Alliance for an amount of EUR 70 million, in connection with various share based payment plans for Group employees. These shares are reported as a reduction in shareholders' equity in accordance with IAS 32.

During the period, the Group purchased Alliance shares for an amount of EUR 5 million and has delivered shares for EUR 23 million to Group employees in connection with these plans.

4.15. Borrowing and financial liabilities
	February 28, 2006		August 31, 2005
(in millions of euro)	Current	Non current	Current	Non current

Bond issues

Euro	66	1 296	30	1 295

Bank borrowings
(exluding impact of swaps described in 4.16.)

US dollar	3	353	3	487
Euro	5	17	2	44
Pound sterling
Other currencies	8	4	8	4

	16	374	13	535

Capital lease obligations

US dollar			1	1
Euro	20	48	24	50
Other currencies	3	3	3	4

	23	51	28	55

Other borrowings

Euro	1	4	12	4
Other currencies	1	2	2	2

	2	6	14	6

TOTAL	107	1 727	85	1 891

For borrowings other than bonds amortized cost is considered to be the same as historical cost as expenses relating to these borrowings are not significant.

Bond issues
	August 31, 2005	Increases	Repayments	Discounting effect	Translation adjustment		February 28, 2006

1999 bond issue - EUR 300 million

Principal	300						300

Debt issuance cost	-2			0			-2

Accrued interest	6	7					13

Total	304	7	0	0	0		311

Number of bonds	300 000						300 000

Effective rate	4,787%						4,787%

2002 bond issue - EUR 1 billion

Present value of unfunded
obligations	1 000						1 000

Debt issuance cost	-5			1			-4

Accrued interest	26	29					55

Total	1 021	29	0	1	0		1 051

Effective rate	6,035%						6,035%

Total	1 325	36	0	1		0	1 362

  EUR 300 million
  Sodexho Alliance issued bonds for EUR 300 million on March 16, 1999, represented by 300,000 bonds of EUR 1,000 each.

  These bonds are redeemable at par on March 16, 2009, and earn interest at an annual rate of 4.625% . Interest is payable on March 16 of each year.

  EUR 1,000 million loan
  Sodexho Alliance issued bonds totaling EUR 1,000 million on March 25, 2002, repayable at par on March 25, 2009.

  These bonds earn interest an at annual rate of 5.875%; Interest is payable on March 25 of each year.

      These bonds do not have financial covenants.

      Other borrowings

  April 2005 Multi-currency revolving credit facility

  On April 29, 2005, Sodexho Alliance and Sodexho Inc entered into a multi-currency revolving credit facility for maximum amounts of EUR 460 million and $700 million. This credit facility initially expired on April 29, 2010 but may be extended at the request of Sodexho Alliance, and subject to lender approval, initially to April 29, 2011 and subsequently to April 26, 2012. On March 27, 2006 the lenders agreed to an initial extension of the credit facility to April 29, 2011.

As of February 28, 2006, this facility had been used to draw down USD 366 million at a variable rate indexed to LIBOR and issue USD 103 million of bank guarantees.

This new credit facility is not subject to financial covenants, but requires the borrower to comply with the standard clauses contained in this type of syndicated credit agreement. In the event of non-compliance with these clauses, bankers representing at least two-thirds of the agreed facility are entitled to demand early repayment of the balance outstanding under the facility. Early repayment of the loan would also entitle the holders of the March 2002 EUR 1 billion bond issue to demand early redemption of their bonds.

  Interest rates

  In order to comply with Group financing policy, substantially all borrowings are at fixed rates of interest, and where acquisition financing is arranged in a currency other than that of the acquired company, the debt is hedged by the use of currency swaps.

  As of February 28, 2006, 79% of the Group’s consolidated borrowings were at fixed rates, and the average rate of interest as of the same date was 5.7%.
Maturities of borrowings and financial liabilities
(in millions of euro)	Less than 1 year	1 to 5 years	More than 5 years	Total as of February 28, 2006

Bond issues	66	1 296		1 362
Bank borrowings *	15	369	6	390
Capital lease obligations	23	50	1	74
Other borrowings	3	3	2	8

TOTAL	107	1 718	9	1 834

* excluding swap impacts described in note 4.16.

4.16. Financial instruments

Financial instruments related to intra-group loans in foreign currencies

As of February 28, 2006

(equivalent value in millions of euro)	Note	Borrowings in euro	Borrowings in US Dollar	Borrowings in GBP	Borrowings in other currencies	TOTAL

UK borrowings (GBP 83 million)	(1)

Due to the bank GBP 83 million				122		122

Due from the bank EUR 122 million		-122				-122

Fair value adjustment

Sodexho Scandinavian Holding AB borrowings	(2)
(SEK 242 million)

Due to the bank SEK 242 million					26	26

Due from the bank EUR 26 million		-26				-26

Fair value adjustment

Sodexho, Inc. borrowings (USD 111,7 million)	(3)

Due to the bank USD 118.5 million			99			99

Due from the bank EUR 133.6 million		-133				-133

Fair value adjustment		-3				-3

Sodexho, Inc. borrowings (USD 107 million)	(4)

Due to the bank USD 107 million			90			90

Due from the bank EUR 90 million		-90				-90

Fair value adjustment

Borrowings by other subsidiaries (aggregate)		-9	15		-4	2

Total Financial instruments		-383	204	122	22	-35

As of August 31, 2005

(equivalent value in millions of euro)	Note	Borrowings in euro	Borrowings in US Dollar	Borrowings in GBP	Borrowings in other currencies	TOTAL

UK borrowings (GBP 86 million)	(1)

Due to the bank GBP 86 million				126		126

Due from the bank EUR 126 million		-126				-126

Fair value adjustment

Sodexho Scandinavian Holding AB borrowings	(2)
(SEK 242 million)

Due to the bank SEK 242 million					26	26

Due from the bank EUR 26 million		-26				-26

Fair value adjustment

Sodexho Inc borrowing (USD 111,7 million)	(3)

Due to the bank USD 115 million			94			94

Due from the bank EUR 130 million		-130				-130

Fair value adjustment		-4				-4

Borrowings by other subsidiaries (aggregate)		-9	6		5	2

Total Financial instruments		-295	100	126	31	-38

1)	A currency swap (GBP 83 million for EUR 122 million) was contracted to hedge an intra- group loan of GBP 83 million. This swap will expire during fiscal 2006.

2)	A currency swap (SEK 242 million for EUR 26 million) was contracted to hedge 100% of an intra-group loan made to Sodexho Scandinavian Holding AB.

3)	In March 2002, a cross currency swap (6.325% for 6.5775%, euros for USD) was contracted to hedge the full amount of an intragroup loan of an initial amount of USD 309 million made by Sodexho Alliance to Sodexho, Inc., repayable March 25, 2007. As of February 28, 2006, the swap covered USD 119 million versus EUR 134 million. The depreciation of the US dollar since inception of the swap has resulted in a reduction of EUR 37 million in the debt as swapped into euros.

4)	A currency swap (USD107 million against EUR 90 million) was contracted to partially hedge an intra-group loan of USD 120 million to Sodexho Inc. This swap matures during fiscal 2006.

Sodexho Group has no interest rate swaps accounted for as cash flow hedges.

Fair value of financial instruments

	February 28, 2006
(in millions of euro)	Carrying amount	Fair value	Difference

FINANCIAL ASSETS
Investments in non-consolidated companies	40	40	0
Receivables from investees	24	24	0
Other investment securities	0	0	0
Loans receivables	2	2	0
Other non current financial assets	8	8	0
• Total non current financial assets	74	74	0
• Associates	29	29	0
• Derivative financial instruments	37	37	0
• Loans and other current financial assets	6	6	0
• Financial assets of Service Vouchers and	375	375	0
Cards activity
• Marketable securities	358	358	0

Total Financial assets	879	879	0

FINANCIAL LIABILITIES
Bond issues
2002 EUR 1 billion bond issue	1 051	1 118	67
1999 EUR 300 million bond issue	311	319	8
• Total	1 362	1 437	75
Bank borrowings
Sodexho, Inc. Borrowings	356	356	0
Other	34	34	0
• Total	390	390	0
• Derivative financial instruments	2	2	0
• Bank overdraft	81	81	0
• Other borrowings	82	82	0

Total Financial liabilities	1 915	1 992	75

4.17. Post employment and other employee benefits

(in millions of euro)	February 28, 2006	August 31, 2005

Net plan assets *	(2)	(2)
Defined benefit plans	213	215
Other long-term employee benefits	101	93
Employee benefits	314	308

* included in "other non current assets" in the assets

4.17.1. Post-employment benefits

Defined contribution plans

These plans involve periodic payment of contributions to outside entities responsible for administrative and financial management of the plans. The plans relieve the employer of any subsequent liability (the entity is responsible for payment of the amounts due to the employees).

Payments made by Group entities are recognized as expenses in the period to which they relate.

Defined benefit plans

The characteristics of the Group’s principal defined benefit plans are as follows:

  In France, Sodexho pays retirement indemnities to employees still on the company payroll as of their retirement date. Sodexho’s obligation is recognized as a liability on the balance sheet.

  In the United Kingdom, Sodexho has an obligation, which is partially offset by plan assets, to pay a complementary retirement benefit calculated for the following employees:
    management personnel assigned to the private sector, who receive a portion of their final base salary;
    management personnel assigned to the public sector, who receive benefits comparable with current practice in this sector.

This plan was closed new employees effective July 1, 2003, and contributions were increased in order to absorb the deficit.

  In continental Europe (excluding France), the principal defined benefit plans are as follows:
    in Italy, there is a legal requirement to pay a lump sum retirement benefit on termination of the employment contract (TFR). As of each close, fully vested benefits are measured and presented valued in accordance with legal requirements, and reported in full as a liability;
    in the Netherlands, additional retirement or pre-retirement benefits are granted to certain employees.

Sodexho also participates in a number of multi-employer plans, in particular in Sweden and the U.S. These plans are reported in accordance with the requirements for defined contribution plans, as the information necessary for their recognition as defined benefit plans is not available.

Amounts reported in the balance sheet for defined benefit plans are as follows:

(in millions of euro)	February 28, 2006	August 31, 2005

Net plan assets *	(2)	(2)

Defined benefit plans **	213	215

* included in "other non current assets" in the assets
** included in "employee benefits" in the liabilities

These amounts are detailed as follows:

(in millions of euro)	February 28, 2006	August 31, 2005

Present value of funded obligations	538	511

Fair value of plan assets	(412)	(388)

Total	126	123

Present value of unfunded obligations	85	90

Unrecognized past service costs

Other unrecognized amounts

Recognized liabilities for defined benefit	211	213
obligations

As described in note 2.17. , Sodexho has decided to early adopt the option provided in paragraph 93A of the December 2004 amendment to IAS 19, and therefore recognizes actuarial differences during the period in which they occur outside the income statement.

As there were no significant changes to the plans during the first half, the evaluations performed as of August 31, 2005 have not been updated as of February 28, 2006.

Actuarial gains reported in the statement of changes in shareholders' equity amount to EUR 10 million, as follows:

(in millions of euro)	February 28, 2006	August 31, 2005

Present value of obligations	623	601

including actuarial gains / losses for	21	21

Fair value of plan assets	(412)	(388)

including actuarial gains / losses for	(31)	(31)

Plan assets break down as follows:

(in millions of euro)	February 28, 2006	August 31, 2005

Shares	277	262

Government bonds	69	65

Private bonds	26	24

Indexed government bonds	16	15

Property assets	14	13

Cash	10	9

TOTAL	412	388

Amounts reported in the income statement for retirement benefits are as follows:

(in millions of euro)	February 28, 2006	February 28, 2005

Net current service cost	19	15

Interest cost	13	13

Expected return on plan assets	(13)	(11)

Amortization of unrecognized past service
costs & Others

Net expense	19	17

Of this net expense for the first half of fiscal 2006:
- EUR 12 million are reported in cost of sales,
- EUR 0.5 million are reported in sales department costs,
- EUR 6 million are reported in general and administrative costs, the remainder of the expense (financial cost and anticipated yield from plan assets) is reported in financial income.

The current amount of the obligation in connection with defined benefits has evolved since September 1, 2005 as follows:

Obligation as of September 1st, 2005	601

Net current service cost	19

Interest cost	13

Actuarial gains / losses

Past service costs

Contribution made by the plan participants	3

Benefits paid	(12)

divestitures…)

Exchange differences	2

Other	(3)

Obligation as of February 28, 2006	623

The fair value of plan assets has evolved since September 1, 2005 as follows:

Fair value of assets as of September 1st, 2005	388

Expected return on assets	13

Company contributions	14

Actuarial gains / losses

Contributions made by the plan participants	3

Benefits paid	(8)

Business combination (acquisition, divestitures…)

Exchange differences	2

Other

Fair value of assets as of February 28, 2006	412

Actuarial assumptions used in the evaluation made as of August 31, 2005 were as follows:

	France	Netherlands	United Kingdom

Discount rate	4,00%	4,00%	5,10%

Expected salary increases	2,50%	2,00%	3,95%

Growth rate	2,00%	2,00%	2,70%

Expected return on plan assets	N/A	5,90%	6,80%

The expected rate of return on plan assets has been determined based on returns on assets expected by the financial markets for each category of assets and considering the related maturity. The expected return on assets on the funds is then computed based on the allocation of plan assets between each category of assets.

4.17.2. Other long-term employee benefits

The Group also reports a provision for other personnel benefits. These other personnel benefits principally comprise amounts associated with salary-based savings plans in the U.S. (deferred compensation) and commitments related to long-service awards.

Amounts reported in the balance sheet for other long-term personnel benefits

(in millions of euro)	February 28, 2006	August 31, 2005

Other long-term employee benefits	101	94

The expense recognized for these benefits for the first half of fiscal 2006 was EUR 4 million, of which EUR 1 million was reported in financial income and relates to deferred compensation plans in the U.S.

4.18. Provisions

	August 31, 2005	Charged	Utilized	Released without corresponding charge	Translation adjustment and other items	Changes in scope of consolidation	Discounting impact on long term provisions	February 28, 2006

Tax and social security exposures	24	1			3	1		29

Employee claims and litigation (**)	80	2	-4	-1	2			79

Contract termination and loss-
making contracts	14	1	-2					13

Client / supplier claims and litigation	5	1	-1	-1				4

Negative equity of associates (*)	20							20

Other provisions	7			-2	-1	1		5

Total	150	5	-7	-4	4	2	0	150

(*) Subsidiaries consolidated by the equity method for which the net equity share is negative (see 4.8) .

All accruals and reversals for the period have been reported in operating income.

Provisions by maturity were as follows:

	Current provisions	Non current provisions

Tax and social security exposures	7	22

Employee claims and litigation (**)	74	5

Contract termination and loss-making contracts	6	7

Client / supplier claims and litigation	1	3

Negative equity of associates (*)		20

Other provisions	2	3

Total	90	60

(*) Subsidiaries recorded under the equity method for which the net equity share is negative (see 4.8) .

4.19. Trade and other payables

(in millions of euro)	February 28, 2006	August 31, 2005

Other non current liabilities	96	82

Total Other non current liabilities	96	82

Advances from clients	190	174

Accounts payable	1,221	1,123

Employee-related liabilities	648	573

Tax liabilities	161	198

Other operating liabilities	80	82

Deferred revenues	43	38

Other non operating liablities	122	9

Total Trade and other payable	2,465	2,197

Other liabilities principally comprise dividends payable at February 28, 2006 for EUR 117 million.

Employee related liabilities principally comprise short-term personnel benefits.

4.20. Deferred income taxes

(in millions of euro)	February 28, 2006	August 31, 2005

Deferred tax assets	244	225

Deferred tax liabilities	-36	-50

Deferred tax assets (net)	208	175

The amount of deferred tax assets which were not recognized they were not considered likely to be recovered, is EUR 25 million, of which EUR 7 million were reported in the financial statements of subsidiaries prior to their acquisition.

The source of these deferred tax amounts is as follows:

(in millions of euro)	February 28, 2006	August 31, 2005

Temporary differences (net)

- Employee benefit provisions	175	169

- Fair value of financial instruments	-1	-2

- Other temporary differences	24	1

- Tax loss carry-forwards	10	7

Net deferred tax assets	208	175

Temporary differences on employee benefit provisions correspond mainly to deferred taxes on:
-   worker’s compensation in the U.S., which is deductible when paid;
-   post-employment benefits;
-   stock options in the U.S.
Net deferred tax assets reported directly in shareholders equity as of February 28, 2006 were EUR 5 million.

4.21. Statement of cash flows

4.21.1. Changes in working capital

(in millions of euro)	August 31, 2005	Increase / decrease	Translation adjustment and items	Changes in scope of consolidation	February 28, 2006

Other non current assets	18	3	1		22

Inventories	176	2	2		180

Advances to suppliers	5	3			8

Accounts receivable, net	1,508	349	30	1	1,888

Other operating receivables	174	29	1		204

Prepaid expenses	57	8	1	1	67

Assets held for sale		1			1

Operating receivables	1,744	390	32	2	2,168

Restricted cash and financial assets related
to the Service Vouchers and Cards activity	326	48	-1	2	375

Change in asset items in working capital	2,264	443	34	4	2,745

Investment- and financing-related receivables	6	-1			5

Employee benefits	308	7	-1		314

Ohter non current liabilities	82	11	3		96

Advances from clients	174	14	2		190

Accounts payable	1,123	70	23	4	1,220

Tax and employee-related liabilities	771	23	10	5	809

Other operating liabilities	82	21	-23		80

Deferred revenues	38	-13	19		44

Operating liabilities	2,188	115	31	9	2,343

Vouchers payable	1,001	119	23	2	1,145

Change in liability items in working capital	3,579	252	56	11	3,898

Investment- or financing-related liabilities	9	113			122

4.21.2. Changes in borrowings

(in millions of euro)	August 31, 2005	Increase / decrease	New leases	Accrued interests	Changes in scope of consolidation	Translation adjustment and other items	February 28, 2006

Bond issues	1,326			36			1,362

Bank borrowings	548	-177			6	13	390

Capital lease obligations	82	-14	5			1	74

Other borrowings	20					-12	8

Derivative financial instruments	-38	-4				7	-35

Borrowings	1,938	-195	5	36	6	9	1,799

4.21.3. Acquisition and disposal of fixed assets

(in millions of euro)	Acquisitions	Disposals	Net change

Operating investments	-108	3	-105

Change in financial investments		1	1

Less: Tax effect of disposals			0

obligations	-108	4	-104

Fair value of plan assets

Net disposals/(acquisitions) of	-34	0	-34

Present value of unfunded obligation	7		7

Less: Tax effect of disposals			0

acquisitions/disposals of	-27	0	-27

TOTAL	-135	4	-131

4.22. Share-based payments

Shares in Sodexho Alliance have been allocated by the Board of Sodexho Alliance to Group employees in connection with various stock option plans.

4.22.1. Principal characteristics of share-based payment plans

Vesting period
Options granted after January 2003 vest 25% per year over four years. The contractual life of these options is six years.

Options granted to American employees in January 2002, September 2002 and October 2002, vest four years after the grant date, and have contractual lives of six years, five years and five and a half years respectively.

Options granted before January 2003 to non-U.S. employees vest after a period of four years from the date of grant, and have a contractual life of five years.

Conditions for exercise of options
Half the options granted in January 2001 included a performance condition requiring that Group earnings per share, excluding exceptional items, for fiscal 2004 be at least EUR 1.98.

As this condition was not met, the related options were cancelled during fiscal 2005.

Other option plans in place are not subject to performance objectives.

4.22.2. Valuation model used and assumptions

The fair value of options granted and settled with shareholders' equity instruments, is estimated at the grant date using a binomial model, which considers the terms and conditions under which the options were grantted and assumptions about option exercises.

Except for the exercise price of the options described in note 4.22.3., the following table gives a list of input data for the model used for each plan measured in accordance with IFRS 2 for the period ended on February 28, 2006:

Date of issuance	Expected volatilty (%)	Maturity (year)	Risk free interest rate (%)	Expected dividend yield (%)	Expected annual forfeiture (%)	Expected annual dividend growth (%)	Risk premium (%)	Expected period of time between grant date and exercise date (year)

27 January 2003	36.89%	6	3.43%	2.70%	4,00%	7.8%	5%	5

12 June 2003	37. 99%	6	3.43%	2.70%	0,00%	7.8%	5%	5

20 January 2004	35.25%	6	3.54%	2.66%	2,00%	7.8%	5%	5

18 January 2005	33.57%	6	3.35%	3.18	1,00%	6.45%	5%	5

16 June 2005	32.2%	6	3.33%	4.09%	0,00%	7.02%	4.24%	5

13 September 2005	31.95%	6	3.33%	3.75%	0,00%	7.02%	4.24%	5

10 January 2006	31.64%	6	3.33%	3.03%	1,00%	7.02%	4.24%	5

The anticipated life of options is based on historical data, and is not necessarily indicative of the actual timing of option exercises.

Anticipated volatility is based on the assumption that the volatility calculated by regression to the average of daily return over 5 years (anticipated life of the options) preceding the plan allocation date (excluding the fluctuation of September 2002) is a future trend index.

Assumptions concerning the behavior pattern of option holders has been used to determine the fair value of the options (these data are also based on historical data which is not necessarily indicative of potential exercise of options):

For employees who are French tax residents:
o	50% of option holders exercise their options when the share price exceeds 20% of the exercise price,
o	50% of option holders exercise their options when the share price exceeds 40% of the exercise price,
For employees who are not French tax residents:
o	30% of option holders exercise their options when the share price exceeds 20% of the exercise price,
o	30% of option holders exercise their options when the share price exceeds 40% of the exercise price,
o	30% of option holders exercise their options when the share price exceeds 70% of the exercise price,
o	10% of option holders exercise their options when the share price exceeds 100% of the exercise price.

4.22.3. Expense reported and transactions for the first half of fiscal 2006

The expense reported in the income statement for the first half of fiscal 2006 for stock options was EUR 2.9 million (EUR 3.4 million for the first half of fiscal 2005).

The following table provides the number and weighted average exercise price of options, and option transactions during the period.

	February 28, 2006			February 28, 2005
	Number		WAP (EUR)	Number		WAP (EUR)

Outstanding at the beginning of period	5.996.468	(1)	29.79	5.669.293	(2)	31.56
Granted during the period	977.452		34.78	1.010.000		23.10
Forfeited during the period	(152.553)		29.77	(179.619)		32.47
Exercised during the period	(486.587)	(3)	24.04	(850)	(4)	24.00
Expired during the period	(140.830)		48.42	(220.657)		45.66
Outstanding at the end of the period	6.193.950		30.60	6.278.167		29.67

Exercisable at the end of the period	3.531.803		33.09	1.598.072		24.08

1)	This balance includes 2,146,072 options not reported in accordance with IFRS 2 because they were granted before November 7, 2002 or they were acquired after November 7, 2002, but were fully vested as of January 1, 2005. These options have not been modified since, and therefore are not required to be reported in accordance with IFRS 2.
2)	This balance includes 2,553,290 options not reported in accordance with IFRS 2 because they were granted before November 7, 2002 or they were acquired after November 7, 2002, but were fully vested as of January 1, 2005. These options have not been modified since, and therefore are not required to be reported in accordance with IFRS 2.
3)	The weighted average price of the share at exercise date for options exercised is EUR 35.29.
4)	The weighted average price of the share at exercise date for options exercised is EUR 24.11.

The weighted average remaining life of options in circulation as of February 28, 2006 is 3.5 years (3.9 years as of February 28, 2005).

The weighted average fair value of options granted during the period was EUR 8.86 (EUR 5.54 for the first half of fiscal 2005).

The following table shows exercise prices and periods for options outstanding as of February 28, 2006:

Date of issuance	Exercisable period from	Exercisable period to	Strike price	Outstanding options as of February 28, 2006

January-01	March-05	January-06	EUR 48.42

January-02	January-06	January-07	EUR 47.00	354 101

January-02	January-06	January-08	EUR 47.00	971 121

September-02	April-06	March-08	EUR 47.00	12 000

October-02	October-06	October-07	EUR 21.87	2 335

January-03	January-04	January-09	EUR 24.00	2008556

June-03	January-04	January-09	EUR 24.00	50 165

January-04	January-05	January-10	EUR 24.50	851 937

January-05	January-06	January-11	EUR 23.10	946583

June-05	June-06	June-11	EUR 26.04	20 000

September-05	September-06	September-11	EUR 28.07	10 000

January-06	January-06	January-12	EUR 34.85	967 152

6 193 950

4.22.4. Plans issued following acquisition of Sodexho Marriott Services

The Group is committed to delivering 3,044,394 Sodexho Alliance shares to Sodexho Inc. employees at an average price of USD29.01 for stock options granted of the June 2001 acquisition of 53% of the capital of Sodexho Marriott Services Inc. As of February 28, 2006, the number of these shares outstanding was 1,082,498and all of these options were exercisable until April 2011.

No expense has been recognized with respect to these stock option plans, as the grant date was prior to November 2002, the cut-off date for compliance with IFRS 2, and the options were fully vested prior to September 1st, 2005.

	February 28, 2006			February 28, 2005 including RSU*			February 28, 2005 excluding RSU*

	Number		WAP (EUR)	Number		WAP (EUR)	Number		WAP (EUR)

Outstanding at the beginning of period	1.565.122		28.95	2.168.641		27.30	2.103.993		28.14

Granted during the period

Forfeited during the period	(176)		30.58	(62.943)		29.96	(55.535)		33.95

Exercised during the period	(482.448)	(1)	28.79	(249.901)	(2)	18.46	(192.261)	(2)	23.95

Expired during the period

Outstanding at the end of the period	1.082.498		29.01	1.855.797		28.40	1.855.797		28.40

Exercisable at the end of the period	1.082.498		29.01	1.855.797		28.40	1.855.797		28.40

1)	The weighted average price of the share at exercise date for options exercised was $ 41.78.
2)	The weighted average price of the share at exercise date for options exercised was $ 29.21.

* RSUs (restrictive stock units) are stock options for which the exercise price is zero. At February 28, 2006, all RSU options had been exercised.

Date of issuance	Strike price (USD)	Outstanding options as of February 28, 2006

11/06/97	30.01	53.663
06/08/98	38.82	271.607
09/22/98	37.81	7.225
02/08/99	31.95	4.415
11/22/99	22.34	415.138
04/18/00	20.02	2.503
07/19/00	23.01	1.029
12/15/00	28.16	295.403
01/05/01	27.57	2.966
01/23/01	34.06	7.415
02/05/01	39.43	2.966
02/17/01	39.85	2.595
04/02/01	39.71	15.573

TOTAL		1.082.498

4.23. Commitments and contingencies

4.23.1. Sureties

In connection with the Service Vouchers and Cards business, Sodexho Alliance and its subsidiaries have pledged cash as security to various banks. No cash was still pledged as of February 28, 2006.

Other commitments arising from surety arrangements (pledges, charges secured against plant and equipment, and real-estate mortgage) contracted by Sodexho Alliance and its subsidiaries in connection with their operating activities during the first half of fiscal 2006 are immaterial.

4.23.2. Commitments relating to operating leases

Outstanding commitments over the residual term of operating lease contracts as of February 28, 2006 were as follows:

-	Less than 1 year:	EUR 88 million
-	1 to 5 years:	EUR 124 million

-	More than 5 years: EUR 24 million

These commitments relate to rental payments for:

-     office space ( EUR 149 million);
 -     site equipment, office equipment and vehicles (EUR 88 million).

4.23.3. Other off-balance sheet commitments

(in millions of euro)		February 28, 2006			August 31, 2005

	Less than 1 year	1 to 5 years	More than 5 years	Total	Total

Financial guarantees to third parties	112	50	1	162	160

Performance bonds on operating leases	5	12	5	22	27

Performance bonds to clients	16		40	56	16

Other commitments	1	5		6	7

Total	135	66	45	246	210

Financial guarantees to third parties mainly include bank guarantees made by Sodexho Inc for EUR 88 million and commitments on subordinated debts in the PFI entities (refer to note 2.3.2. ) for EUR 29 million.

Performance bonds given to our clients are reviewed by management at regular intervals. A liability is recorded when payments associated with these bonds become probable.

The Group is required to allocate a certain number of training hours to its employees in France, which are referred to as "individual training rights". The number of training hours as of February 28, 2006 is 685,917 hours.

The Group also has performance obligations to its clients, but considers these to be more similar to performance bonds rather than insurance contracts designed to compensate the client in the event of non-delivery of the service (compensation generally is required only in situations where Sodexho has not been able to provide alternative or supplementary resources to meet the client's need).

Given its size and position, Group Group considers itself capable of providing the supplementary resources needed to avoid having to pay compensation to clients protected by such contract clauses.

As of February 28, 2006, no accrual has been recorded related to these guarantees.

4.24.	Related parties

4.24.1.	Compensation, advances and post employment benefits payable to members of the Board and to the CEO of Sodexho Alliance

February 28, 2006

Short term employee benfits	1,350,393

Post employment benefits	21,595

Other long term employee benfits

Total	1,371,988

4.24.2. Related party transactions

Consolidated companies

Sodexho Group subsidiaries paid Sodexho Alliance a total of EUR 48.2 million for management and coordination services provided during the first half of fiscal 2006.

Other companies

Transactions with other related companies comprise loans given and off balance sheet commitments related to associates as well as unconsolidated investments.

Loans	February 28, 2006	August 31, 2005

Associates	23	21

Other unconsolidated companies	1	1

Off balance sheet commitments	February 28, 2006	August 31, 2005

Commitments to third-parties

Associates	30	32

Other unconsolidated companies

Performance bonds to clients

Associates	56	13
Other unconsolidated companies
	0	0

Other unconsolidated companies

Revenues realized	First half-year 2005-2006

Associates	54

Other unconsolidated companies	1

Other transactions with affiliates were insignificant.

Principal shareholder

As of February 28, 2006, Bellon SA held 36.83% of the capital of Sodexho Alliance. During the first half of fiscal 2006, Bellon SA invoiced Sodexho Alliance EUR 4 million for assistance and advisory services under the terms of the support and advisory services under an agreement between the two companies.

During the first half of fiscal 2006, a EUR 0.75 dividend was approved at the Annual Shareholders meeting. Accordingly, Sodexho Alliance paid EUR 43.9 million of dividends to Bellon S.A. in March 2006.

4.25. Group employees

As of February 28, 2006 the employees of the Group were as follows:

February 28, 2006

Management	38,882

Employees	285,572

Total	324,454

	Food and Management Services (FMS)				Total Food and Management Services (FMS)
	North America FMS	Continental Europe FMS	United Kingdom and Ireland FMS	Rest of the world FMS		Service Vouchers and Cards	Holding Companies	Total

Total	122,501	82,622	41,614	74,608	321,345	2,832	277	324,454

4.26. Litigation

McReynolds v. Sodexho, Inc.

On April 27, 2005, Sodexho, Inc. agreed to settle a class action lawsuit brought in the United States in order to avoid protracted legal proceedings and without admitting any liability.

The judge approved the settlement on August 10, 2005. Under the terms of the settlement, Sodexho, Inc. committed to make monetary payments to eligible class members and to the class’ attorneys for a total amount of up to USD 80 million, as well as to continue to promote its diversity programs.

As of February 28, 2006, the provision related to the resolution of this litigation amounted to EUR 67.9 million. The Group anticipates that these payments will be made during the second half of fiscal 2006.

Sodexho Pass do Brazil

Following an investigation into the financial condition of Banco Santos by the intervener representing the Central Bank of Brazil, Sodexho Pass do Brazil is involved in disputes with Banco Santos and a mutual fund concerning the existence of balances outstanding for the principal amount of EUR 24 million, based on current exchange rates.

Sodexho Pass do Brazil, along with Banco Santos and the mutual fund have all commenced legal proceedings against the other in this matter. Sodexho Pass do Brazil continues to vigorously deny that it owes any amounts in connection with these balances.

4.27. Subsequent events

No significant events have occurred subsequent to February 28, 2006.

5. Financial risk management objectives and policy

5.1. Foreign exchange and interest rate risk

Because Sodexho has operations in 76 countries, all components of the financial statements are inevitably influenced by foreign currency translation effects, and in particular by fluctuation in the US dollar.

However, exchange rate fluctuations do not generate any operational risks, because each of the subsidiaries bills its revenues and incurs its expenses in the same currency.

Sodexho Alliance uses derivative instruments to manage the Group’s exposure to interest rate and foreign exchange rate risk.

The Board of Directors, the Chief Executive Officer and the Group Financial Officer have approved policies designed to prevent speculative positions.

Under these policies:

–	Substantially all borrowings must be at fixed rates of interest, or converted to fixed-rate using hedging instruments.

–	Foreign exchange risk on loans to subsidiaries must be hedged.

–	Counterparty risk must be managed and spread. Transactions may only be contracted with counterparties that have an ISDA master agreement or equivalent in place with the group company involved.

–	The maturity of hedging instruments must not exceed the maturity of the borrowings they hedge.

Sensitivity analysis to interest rates

(in millions of euro)	Note	Less than 1 year		1 to 5 years	Over 5 years

Financial liabilities	1	472		1 319	8
Cash and equivalent cash		741
Net position	2	-269		1 319	8

Net position renewable within less than 1 year		-269
Increase of 1% in short term interest rate	3	1%
Average term		1,0	year
Cumulative effect of 1% increase in short term
interest rate	4	-3
Net interest expense paid during the 1st
semester 2005-2006		51
Cumulative effect as % of net interest expense
2005-2006 (1st semester on a yearly basis)		-3%

1)	The maturity of variable-rate liabilities is deemed to be the period to the next interest rate adjustment date. Consequently, the EUR 472 million in the “less than 1 year “ column includes variable-rate borrowings due after more than one year which are subject to an interest adjustment within 12 months.

2)	A negative amount reflects a net asset.

3)	This 100 basis point increase has been assumed to have an identical across all currencies used by the Group for financing.

4)	A negative amount reflects income.

Estimate of risk of loss on the net foreign currency position in the event of a uniform unfavorable movement of EUR 0.01 against all currencies listed.

Closing rate	USD 0,842105	GBP 1,471454	Other foreign currencies

Monetary assets
Working capital items	467	96	686
Other receivables	2	2	15
Deferred tax assets	185	32	11
Cash and cash equivalents	88	40	409
Total monetary assets	742	170	1 121

Monetary liabilies
Financial liabilities	560	122	40
Working capital items	1 006	357	1 005
Other liabilities	63	6	23
Deferred tax liabilities	22	3	13
Total monetary liabilities	1 651	488	1 081

Net position before off balance sheet items	-909	-318	40
Off balance sheet items
Net position after off balance sheet items	-909	-318	40
Impact of EUR 0.01 movement in exchange rate	-11	-2	ns

Exchange rate sensitivity analysis

A 10% movement in the US dollar rate against the euro would have the following impacts:

  EUR 285 million on Group revenues for the half year;
  EUR 13 million on Group operating income for the half year;
  EUR 7 million on Group net income for the half year.

A 10% movement in the pound sterling would have the following impacts:

  EUR 69 million on Group revenues for the half year;
  EUR 1 million on Group operating income for the half year;
  EUR 1 million on Group net income for the half year.

5.2. Liquidity risks

The negotiation of new credit facilities in April 2005 made it possible to obtain better financial terms and longer maturities, and resulted in the lifting of the financial covenants under which Sodexho was required to comply with various financial ratios.

6. Impacts of transition to IFRS

This note describes the main differences between the financial statements prepared under French GAAP and IFRS, and in particular differences in the IFRS opening balance sheet as of September 1, 2004, February 28, 2005 and August 31, 2005, and income for the first half of fiscal2005, and fiscal 2005.

The accounting principles adopted for preparation of these IFRS transitional financial statements are described in note 2 to the financial statements.

The following amounts are shown on a pre-tax basis of the Group share (unless otherwise indicated).

6.1. Elective treatments relating to first-time adoption of IFRS as of September 1, 2004

The Group applied the following elective treatments in its first-time application of IFRS, as permitted by IFRS 1.
Measurement of property, plant and equipment and intangible assets (IAS 16 and IAS 38)

The Group elected not to use the option available under IFRS 1 of remeasuring property, plant and equipment and intangible assets at fair value in the opening balance sheet as of September 1, 2004.
The Group has consequently adopted the amortized historical cost method for measurement of property, plant and equipment and intangible assets subsequent to initial recognition, and has applied this treatment retrospectively to its assets.

Property, plant and equipment have been restated at September 1, 2004, taking due account of estimated final residual value, and a specific depreciation life for each component of the related fixed asset. The difference between the carrying amount in French GAAP and that in IFRS was recorded in consolidated shareholders' equity). This restatement was not significant.

Business combinations

Business combinations effected prior to September 1, 2004 (date of first-time application IFRS) have not been restated retrospectively with respect to IFRS 3.

Recognition of goodwill in the currency of the acquired entity

In preparing the opening IFRS balance sheet, Sodexho has elected to apply the provisions of the amended IAS 21, under which goodwill is treated as an asset of the acquired subsidiary and consequently is accounted for in the subsidiary’s functional currency.

Goodwill arising on companies held at the Group level, which is accounted for in euros under French GAAP, has been translated into the subsidiary’s local currency using the exchange rate as of the acquisition date. This adjustment had a negative impact of EUR 99 million on opening IFRS shareholder’s equity.

Goodwill arising on acquisitions made on or after September1, 2004 are accounted for in the currency of the acquired entity.

Currency translation

The currency translation reserve as of September 1, 2004 under French GAAP has been reclassified to consolidated reserves, as permitted by IFRS 1. This transaction had no impact on Group shareholders' equity.

Stock Options

Sodexho has elected to restrict the application of IFRS 2 to stock option plans granted after November 7, 2002 and not fully vested as of January 1, 2005. Application of IFRS 2 and of this elective treatment had no effect on shareholder’s equity as September 1, 2004 except for the treatment of the debt on the acquisition of the remaining shares of Sodexho, Inc.

Post-employment benefits

As permitted under IFRS 1, Sodexho elected to recognize all accumulated actuarial gains and losses arising on retirement and other long-term employee benefits as of September 1, 2004. The same treatment was adopted in the preparation of the French GAAP consolidated financial statements for fiscal 2005 (see Note 2.3. to the August 31, 2005 consolidated financial statements).

The Group has decided to early adopt amended IAS 19 effective August 31, 2005, and to record actuarial differences generated annually directly in shareholders' equity, without being recognized in the income statement.

Financial instruments

The Group has early adopted IAS 39 and IAS 32 as of September 1, 2004 in connection with its financial instruments.

6.2. French GAAP balance sheet in IFRS format

In accordance with IFRS 1, the Group has opted to present its balance sheet using the classification of current and non-current consolidated asset and liability items.

The net impact on total assets of the change in balance sheet presentation was EUR 10 million as of September 1, 2004, February 28, 2005 and August 31, 2005. This corresponds principally to no longer netting benefit plan assets and liabilities, in particular in Norway, in applying IAS 19, and tax and employee-related liabilities to a lesser extent.

6.3. French GAAP income statement in IFRS format

The main impact of transition to IFRS on the income statement presentation is the reclassification of exceptional income of EUR 69 million for the first half of fiscal 2005 and EUR 95 million for fiscal 2005, primarily to operating income.

6.4. Principal restatements for transition to IFRS

6.4.1. Employee benefits

Post-employment benefits are now measured using the projected credit unit method.

This treatment is the same as that used in the French GAAP financial statements, effective September 1, 2004.

Application of this method, both for French GAAP and IFRS, had a negative impact on opening shareholders' equity of EUR 104 million, net of taxes. This amount mainly related to the following liability amounts:

–	pension fund in the United Kingdom for EUR 84.5 million;

–	pension fund and jubilees in the Netherlands for EUR 12.7 million;

–	pension fund in Ireland for EUR 2.5 million;

–	te obligatory national disability plan in Finland for EUR 1.9 million.

In contrast to French GAAP, where the Group adopted the corridor method for reporting these actuarial differences, the Group has chosen to recognize the actuarial differences generated as of each closedirectly in shareholders' equity, as allowed by amended IAS 19. This had a positive impact of EUR 11 million (or EUR 7 million net of taxes) as of August 31, 2005.

6.4.2. Goodwill in local currencies at date of acquisition

IAS 21, “The effect of changes in foreign exchange rates,” requires that goodwill generated by the acquisition of an entity in a country using a different currency, and any fair value adjustments to carrying amount of assets and liabilities must be treated as an asset or liability of the acquired entity. As such, goodwill and other assets and liabilities of the acquired entity must be reported in the reporting currency of the activity acquired, and translated at the closing exchange rate in the same way as any other balance sheet line item.

As a result, goodwill held at the Group level, and denominated in euros under French GAAP, has been translated in the opening balance sheet into the local currency of the related entity using the exchange rate as of the date of acquisition.

The Group has chosen to apply IAS 21 retrospectively to fair value adjustments and goodwill generated by acquisitions made prior to September 1, 2004. With respect to impairment tests on the cash generating units, changes in exchange rates will no longer have any impact, as goodwill will be fixed in the local currency.

This adjustment, which reduced opening shareholders' equity in IFRS by EUR 99 million, was as follows:

–	EUR 37.5 million related to Sodexho Marriott Services;

–	EUR 19.2 million related to Gardner Merchant;

–	EUR 22.2 million relate to Sodexho Pass do Brazil;

–	EUR 12.2 million for Luncheon Ticket;

–	EUR 5.2 million for Remote Sites entities (principally Doyon and Universal Services).

The impact of this adjustment on Group shareholders' equity is as follows:

	February 28, 2005	August 31, 2005

Impact on shareholders' equity September 1, 2004	(99)	(99)
Reversal of goodwill amortisation (impact on income of the period)	29	57
Exchange difference of the period	(17)	10
Impact on shareholders' equity at end of period	(87)	(32)

6.4.3. Reclassification of intangible assets to goodwill

Certain items, including contract portfolios representative of market shares and certain business assets in particular, no longer meet the definition of intangible assets and have consequently been reclassified to goodwill in the opening balance sheet.

Contract portfolios representing market shares were measured based on revenues and operating income obtained in the principal related markets at the time of their acquisition by the Group. These measurements were reviewed as of each close. Under IFRS, these intangible assets no longer meet the criteria for recognition as intangible assets, apart from goodwill and have therefore been reclassified to goodwill. This had no impact on Group shareholders' equity.

This reclassification amounted to EUR 2,419 million as of September 1, 2004, EUR 2,265 as of February 28, 2005 and EUR 2,390 million as of August 31, 2005.

6.4.4. Treasury shares and stock options

a) Treasury shares

  Treasury shares held by the Group to cover stock option plans, and classified in marketable securities under French GAAP, have been deducted from shareholders' equity under IFRS for their net value as of September 1, 2004, in application of IAS 32. This adjustment reduced Group shareholders' equity by EUR 89 million as of September 1, 2004, EUR 91 million as of February 28, 2005 and EUR 99 million as of August 31, 2005. The impact on the income statement for the first half of fiscal 2006 and fiscal 2005 was a reduction of EUR 1 million and EUR 6 million respectively.

  Application of IAS 32 and IAS 39 resulted in the Bellon SA shares held by a Group subsidiary, previously reported as indirectly-held treasury shares and recognized as a reduction of shareholders' equity under French GAAP, were reclassified to financial investments in IFRS. This adjustment increased Group shareholders' equity in IFRS by EUR 32 million in the opening balance sheet as of September 1, 2006 and as of February 28, and August 31, 2005, which is the carrying amount of the Bellon SA shares in the financial statements of our fully consolidated subsidiary Sofinsod.

b) Liabilities on acquisition of Sodexho Inc.

In view of non-retrospective application of IFRS 2 ”Share based payment,” the liability recognized under French GAAP for to the probable cost to the Group of the exercise of stock options allocated to former employees of Sodexho Marriott Services, has been reversed through shareholders' equity for amounts of EUR 28 million, EUR 30 million and EUR 27 million as of September 1, 2004, February 28, 2005 and August 31, 2005, respectively.

6.4.5. Financial instruments

	September 1, 2004	February 28, 2005	August 31, 2005

Fair value measurement	- 8	2	1
Restatement of borrowing expenses	- 4	- 1	1
Repurchase commitments for minority interests	1	1	1
Impact on Group shareholders' equity before	- 11	2	3
income taxes
Impact on Group net shareholders' equity	- 7	1	0

a) Fair value measurement

Derivative financial instruments were reported in off-balance sheet commitments under French GAAP.

The impact of applying IAS 32 and IAS 39 relating to the measurement of financial instruments at fair value principally includes the following:

  recognition of derivative instruments in the Group balance sheet at fair value as follows:
–	recognition of the interest rate swap of our subsidiary Sodexho Inc. for a liability of EUR 8 million in the opening balance sheet. This swap was considered to meet the requirements for treatment as a cash flow hedge. As such, the subsequent change in the fair value of this swap was reported as a change in shareholders' equity, adjusting the negative impact on shareholders' equity to EUR 1 million at February 28, 2005. This swap was terminated in August 2005;

–	adjustment to fair value of currency swaps on inter-company financing of the holding companies, and in particular the interest rate swap on the Sodexho Alliance loan to the Sodexho Inc.. These swaps, which pertain to internal internal transactions, do not qualify for hedge accounting under IFRS. As such, the changes in fair value for the period are reported in income. The impact of this adjustment was a reduction of EUR 3 million as of September 1, 2004, EUR 6 million as of February 28, 2005 and EUR 4 million as of August 31, 2005;

–	adjustment to fair value of interest rate swaps in connection with PFI arrangements in the UK. Interest on PFI borrowings is swapped to fixed rates, and accounting for these swaps under IFRS had a negative impact of EUR 2 million, EUR 4 million and EUR 8 million as of September 1, 2004, February 28, 2005 and August 31, 2005 respectively. Changes in the fair value of these swaps are recognized in the income statements of equity method investees, as they did not qualify for hedge accounting for fiscal 2005*.
  Secondly, adjustments to the fair value of assets held for sale of for EUR 1 million, 3 million and 5 million as of September 1, 2004, February 28, 2005 and August 31, 2005, respectively, were recorded. This adjustment mainly pertained to holding companies and companies engaged in the Service Vouchers and Cards activity.

* These swaps became eligible for hedge accounting effective September 1, 2005, and as a result, changes in the fair value of these swaps will now be recognized directly in Group shareholders' equity.

b) Debt issuance costs

In accordance with IAS 32 and IAS 39, debt issuance costs are amortized using the effective interest method and mainly relate to borrowing arrangements.

c) Commitments to buy out minority investors

The Group has recognized commitments made and received pertaining to buying out minority investors, by reporting a financial liability in accordance with IAS 32. In the absence of any specific IFRS guidance on where the offsetting entry should be debited, the Group has opted to eliminate the minority interests in full in shareholders' equity and recognize the balance as goodwill.

As such, firm commitments to buy out minority investors are recognized as follows under IFRS:

–	A financial liability is recognized for the amount to be paid;
–	The expected goodwill is reported in the balance sheet;
–	minority interests’ share of income is reclassified to Group share.

Following are the effects of this adjustment:

			September 1, 2004	February 28, 2005	August 31, 2005

•	Increase in fixed assets		10	11	15
•	Increase:
	-	non-current financial liabilities	10	11	3
	-	current financial liabilities	-	-	12
Impact on Group shareholders' equity			1	1	1
Impact on shareholders' equity, minority interests			- 1	- 1	- 1

The adjustment mainly includes the following commitments:

•    ABRA

The Group, via its subsidiary Sodexho Scandinavian Holding AB, entered into a put agreement to acquire no later than November 2005 the remaining 4% of the shares of Abra (Norway) not yet held by the Group. The purchase price was based on earnings multiples, subject to a minimum of €0.5 million. Based on current projections, the purchase price was estimated at €1.1 million. The minority shareholders in Abra agreed to sell their shares to the Group by November 2005 in accordance with the terms described above. The Abra shares were acquired in November 2005.

•    ALTYS MULTISERVICE

The Group entered into a put agreement to buy 18.5% of Altys Multiservice from the minority shareholders between October 1, 2005 and November 30, 2005, and a further 1.5% between October 1, 2007 and November 30, 2007, at a price based on a multiple of average economic profits (as contractually defined) for the year of exercise and the subsequent year. The minority shareholders agreed to sell 18.5% of Altys Multiservice to the Group between October 1, 2005 and November 30, 2005, for a price based on a multiple of average economic profits (as contractually defined) for the year of exercise and the subsequent year. In the fourth quarter of calendar 2005, the Group acquired 18.5% of the shares held by the minority shareholders for a consideration of €10.6 million.

•    SODEXHO ITALIA

The Group entered into a put agreement with the minority shareholder of Sodexho Italia to purchase no later than July 1, 2010 the remaining 2% of the shares not yet held by the Group, at a price based on a multiple of economic profits (as defined in the agreement). The minority shareholder of Sodexho Italia has agreed to sell its shares to the Group no later than July 1, 2010 under the terms described above.

The adjustments described above increased financial income by EUR 5 million and EUR 7 million, in the first half of and for full fiscal 2005, respectively.

The effect of recognizing the swaps held by certain PFI entities at fair value reduced income from equity method investees by EUR 2 and EUR 7 million for the first half of and the full fiscal 2005, respectively.

6.4.6. Finance leases

Where Sodexho has signed lease agreements that qualify for accounting as finance leases, the related assets are recognized in the balance sheet as fixed assets with an offset in financial liabilities in accordance with IAS 17. Lease payments are allocated between repayment of principal and financial interest. The fixed assets are depreciated.

The Group already applied this preferential method under French GAAP, which was however less precise than standard IAS 17 in regard to criteria to be applied for classification of a lease contract as a finance lease or operating lease.

As such, this adjustment principally relates to finance leases arising in connection with tripartite agreements where the assets are guaranteed by municipal authorities in France, which were not recorded as finance leases in French GAAP. This adjustment reduced shareholders’ equity by EUR 8 million, EUR 7 million and EUR 8 million as of September 1, 2004, February 28, and August 31, 2005.

The impacts on the consolidated balance sheet of the adjustment for finance leases are as follows:

			September 1, 2004	February 28, 2005	August 31, 2005

•	Increase in fixed assets		46	45	35
•	Increase:
	-	non-current financial liabilities	- 43	- 39	- 28
	-	current financial liabilities	- 12	- 14	- 15

Impact on shareholders' equity before income taxes	- 9	- 8	- 8
Impact on net shareholders' equity	- 6	- 5	- 5

The related financial interest included in financial expense was EUR 2 million for the first half of fiscal 2005 and EUR 3 million for fiscal 2005. This amount was included in operating income under French GAAP.

6.4.7. Intangible assets

	September 1, 2004	February 28, 2005	August 31, 2005

Write off of deferred charges	- 11	- 9	- 9
Intangible assets no longer meeting IAS 38 recognition criteria	- 6	- 7	- 7
Depreciation and other	- 4	- 3	- 3
Impact on shareholders' equity before income taxes	- 21	- 19	- 19
Impact on net shareholders' equity	- 18	- 17	- 16

a) Write off of deferred charges

Certain deferred charges which were amortized over the term of the underlying contracts under French GAAP, no longer met the IFRS criteria for recognition as assets, in particular with respect to control, and therefore have been written off in the IFRS opening balance sheet.

This adjustment principally relates to the following items:

–	contract start-up costs in the United Kingdom;
–	tender costs for partnerships in Chile;
–	start-up costs for correctional services in Australia;
–	tender costs and start-up costs for the Marine Corps contract in the USA.

Other deferred charges, principally investments in client facilities in North America, have been reclassified to intangible assets.

b) Write off of intangible assets not meeting IAS 38 criteria

Criteria for capitalization of intangible assets reported under French GAAP were reviewed in conjunction with the requirements of IAS 38, which resulted in an adjustment principally related to the following:

–	write off certain contract portfolios not considered separately identifiable in Germany, for EUR 3 million,
–	write off of brand registration expenses for EUR 2 million.

c) Depreciation and other

Certain intangible assets in the Service Vouchers and Cards activity that had not been amortized under French GAAP, are amortized under IFRS in accordance with IAS 36 as they were considered to have a finite life.

Other items covered by this adjustment are immaterial.

6.4.8. Provisions

Provisions for sales tax exposures in the U.S. have been discounted under IFRS, with an impact of EUR 1 million, EUR 2 million and EUR 2 million as of September 1, 2004, February 28, and August 31, 2005, respectively.

6.4.9. Other adjustments not impacting Group shareholders' equity

a)	The application of IAS 32 and IAS 39 resulted in the following adjustments:

	–	assets related to derivative instruments assets totaling EUR 36 million, EUR 44 million and EUR 35 million respectively as of September 1, 2004, February 28, 2005 and August 31, 2005 have been reclassified to current assets, whereas they were previously reported as a reduction of borrowings and financial liabilities under French GAAP;

	–	accounts receivable securitization agreements in the United Kingdom were recognized in the balance sheet for amounts of EUR 48 million and EUR 61 million as of September 1, 2004 and February 28, 2005. This agreement terminated during the second half of fiscal 2005;

	–	financial assets and liabilities were reduced by EUR 20 million as of September 1, 2004, February 28, 2005 and August 31, 2005, respectively, in accordance with IAS 39 and relating to the financing of construction of a retirement home in Luxembourg for the Luxembourg government.

b)	Under IAS 7, marketable securities with maturities greater than three months no longer meet the definition of cash and cash equivalents. Consequently:

a.	marketable securities in the Service Vouchers and Cards activity are presented as a separate line item, "Restricted cash and financial assets of the Service Vouchers and Cards activity" on the balance sheet;

b.	other marketable securities with maturities of less than three months have been reclassified as current financial assets.

c)	In accordance with IAS 12, certain deferred income tax assets and liabilities are no longer netted on the balance sheet, which increased total assets by EUR 34 million as of September 1, 2004, EUR 36 million as of February 28, 2005 and EUR 33 million as of August 31, 2005, in particular in cases where the assets and liabilities are not in the same tax jurisdiction.

6.5. Main impacts of the transition to IFRS in the cash flow statement

The main impacts on the cash flow statement are related to the following:

–	the change in financial assets with maturities greater than months and restricted cash; these assets were considered cash and cash equivalents under French GAAP but are included in the working capital under IFRS;

–	under French GAAP, treasury shares were considered marketable securities and the included in cash and cash equivalents. Under IFRS, they are accounted for as a reduction to equity;

–	bank overdrafts included in borrowings under French GAAP are now netted from cash and cash equivalents.

6.6. Transition of financial statements to IFRS

6.6.1. Balance sheet

Opening balance sheet as of September 1, 2004

(in millions of euros)	Balance sheet under French GAAP as of August 31, 2004	Reclassifications - current / non current	Balance sheet under French GAAP in IFRS format	Change of accounting principle Long term employee benefits (IAS 19)	Balance sheet under French GAAP after change in accounting principle as of September 1st, 2004	IFRS Adjustments on the opening situation under French GAAP										Balance sheet under IFRS as of September 1st, 2004

						Goodwill in local currency at the acquisition date (IAS 21)	Treasury shares and stock-options	Financial instruments (IAS 32 - IAS 39)	Reclassification of financial assets (IAS 7)	Leases (IAS 17)	Recognition and valuation of intangibles (IAS 36 - IAS 38)	Gross-up of tax assets and liabilities (IAS 12)	Provisions (IAS 37)	Other	First time adoption impact

ASSETS

Non-current assets
Property, plant and equipment	362		362		362					45				4	49	411
Goodwill	1 394		1 394		1 394	-99		10			2 419			2	2 332	3 726
Other intangible assets	2 519		2 519		2 519					1	-2 295				-2 294	225
Associates	14		14		14			-1					3		2	16
Financial assets	66	-6	60		60		32	-21	3					-2	12	72
Other non-current assets		17	17		17										0	17
Deferred tax assets		106	106	43	149		1	3		3	2	34	-1	-2	40	189
Total non-current assets	4 355	117	4 472	43	4 515	-99	33	-9	3	49	126	34	2	2	141	4 656

Current assets
Financial assets	0	6	6		6				2						2	8
Derivative financial instruments			0		0			38							38	38
Inventories	163		163		163									-1	-1	162
Income tax		56	56		56										0	56
Trade receivable	1 368	221	1 589		1 589			48			1			1	50	1 639
Prepaid expenses, other receivables and other assets	552	-390	162		162			-16			-146				-162
Marketable securities	536		536		536				-536						-536	0
Restricted cash	168		168		168				-168						-168	0
Restricted cash and financial assets from Service			0		0				337						337	337
vouchers and cards activity
Cash and cash equivalents	505		505		505		-88	2	362					1	277	782
Total current assets	3 292	-107	3 185	0	3 185	0	-88	72	-3	0	-145	0	0	1	-163	3 022

Total Assets	7 647	10	7 657	43	7 700	-99	-55	63	0	49	-19	34	2	3	-22	7 678

LIABILITIES

Group shareholders' equity	2 192		2 192	-104	2 088	-99	-28	-7		-6	-18		1	5	-152	1 936
Minority interests	25		25		25			-1							-1	24
Shareholders' equity	2 217	0	2 217	-104	2 113	-99	-28	-8	0	-6	-18	0	1	5	-153	1 960

Non-current liabilities
Borrowings	2 128	-373	1 755		1 755			-18		43				4	29	1 784
Employee benefits		164	164	147	311								3	-4	-1	310
Other non current liabilities		89	89		89		-28							-9	-37	52
Provisions	93	-29	64		64								-11	2	-9	55
Deferred tax liabilities		20	20		20		1				-1	34	1	3	38	58
Total non-current liabilities	2 221	-129	2 092	147	2 239	0	-27	-18	0	43	-1	34	-7	-4	20	2 259

Current liabilities
Bank overdraft		23	23		23										0	23
Borrowings		349	349		349			80		12				-4	88	437
Derivative financial instruments			0		0			9							9	9
Income tax		105	105	0	105									-1	-1	104
Provisions		28	28		28								0	-3	-3	25
Trade and other payable	1 035	965	2 000		2 000								8	9	17	2 017
Vouchers payable	843		843		843									1	1	844
Other liabilities	1 331	-1 331	0		0										0

Total current liabilities	3 209	139	3 348	0	3 348	0	0	89	0	12	0	0	8	2	111	3 459

TOTAL EQUITY AND OTHER LIABILITIES	7 647	10	7 657	43	7 700	-99	-55	63	0	49	-19	34	2	3	-22	7 678

Balance sheet as of February 28, 2005

(in millions of euros)	Balance sheet under French GAAP as of February 28, 2005	Reclassifications mainly current / non current	Balance sheet under French GAAP in IFRS format	IFRS impacts on the balance sheet as of February 28, 2005										Balance sheet under IFRS as of February 28, 2005

				Goodwill in local currency at the acquisition date (IAS 21)	Treasury shares & stock-options	Financial instruments (IAS 32 - IAS 39)	Reclassification of financial assets (IAS 7)	Leases (IAS 17)	Recognition and valuation of intangibles (IAS 36 - IAS 38)	Gross-up of tax assets and liabilities (IAS 12)	Provisions (IAS 37)	Other	First time adoption impact

ASSETS

Non-current assets
Property, plant and equipment	351		351					44	1			5	50	401
Goodwill	1 316		1 316	-87		11			2 265			1	2 190	3 506
Other intangible assets	2 355		2 355					1	-2 151				-2 150	205
Associates	22		22			-4					4	1	1	23
Financial assets	63	6	69		32	-21	3					-3	11	80
Other non-current assets		17	17									0	0	17
Deferred tax assets		167	167		3			3	2	37	-1	-12	32	199
Total non-current assets	4 107	190	4 297	-87	35	-14	3	48	117	37	3	-8	134	4 431

Current assets
Financial assets	0	4	4				1					1	2	6
Derivative financial instruments			0			49							49	49
Inventories	178		178									-1	-1	177
Income tax		30	30									-2	-2	28
Trade receivable	1 571	229	1 800			62			2			2	66	1 866
Prepaid expenses, other receivables and other assets	592	-443	149			-12			-137				-149
Marketable securities	614		614				-614						-614	0
Restricted cash	159		159				-159						-159	0
Restricted cash and financial assets from Service
vouchers and cards activity			0				296						296	296
Cash and cash equivalents	464		464		-91	4	473					2	388	852
Total current assets	3 578	-180	3 398	0	-91	103	-3	0	-135	0	0	2	-124	3 274

Total Assets	7 685	10	7 695	-87	-56	89	0	48	-18	37	3	-6	10	7 705

LIABILITIES

Group shareholders' equity	1 904		1 904	-87	-25	1		-5	-17		2	3	-128	1 776
Minority interests	17		17			-1							-1	16
Shareholders' equity	1 921	0	1 921	-87	-25	0	0	-5	-17	0	2	3	-129	1 792

Non-current liabilities
Borrowings	2 007	-351	1 656			-12		36			0	4	28	1 684
Employee benefits		314	314								4	-4	0	314
Other non current liabilities		101	101		-30			3			0	-10	-37	64
Provisions	154	-86	68		-1						-14	-1	-16	52
Deferred tax liabilities		13	13			1			-1	37	0	-2	35	48
Total non-current liabilities	2 161	-9	2 152	0	-31	-11	0	39	-1	37	-10	-13	10	2 162

Current liabilities
Bank overdraft		48	48											48
Borrowings		303	303			96		14				-5	105	408
Derivative financial instruments			0			4							4	4
Income tax		108	108									-5	-5	103
Provisions		86	86								1		1	87
Trade and other payable	1 080	1 043	2 123								10	10	20	2 143
Vouchers payable	954		954									4	4	958
Other liabilities	1 569	-1 569	0

Total current liabilities	3 603	19	3 622	0	0	100	0	14	0	0	11	4	129	3 751

TOTAL EQUITY AND OTHER LIABILITIES	7 685	10	7 695	-87	-56	89	0	48	-18	37	3	-6	10	7 705

Balance sheet as of August 31, 2005

(in millions of euros)	Balance sheet under French GAAP as of February 28, 2005	Reclassifications mainly current / non current	Balance sheet under French GAAP in IFRS format	IFRS impacts on the balance sheet as of February 28, 2005											Balance sheet under IFRS as of February 28, 2005

				Goodwill in local currency at the acquisition date (IAS 21)	Treasury shares & stock-options	Financial instruments (IAS 32 - IAS 39)	Reclassification of financial assets (IAS 7)	Leases (IAS 17)	Recognition and valuation of intangibles (IAS 36 - IAS 38)	Gross-up of tax assets and liabilities (IAS 12)	Provisions (IAS 37)	Actuarial gains / losses (IAS 19 revised)	Other	First time adoption impact

ASSETS

Non-current assets
Property, plant and equipment	365		365					35	1				5	41	406
Goodwill	1 338		1 338	-32		15			2 390					2 373	3 711
Other intangible assets	2 476		2 476						-2 251					-2 251	225
Associates	25		25			-8					9		0	1	26
Financial assets	77	-6	71		32	-19							-10	3	74
Other non-current assets		18	18											0	18
Deferred tax assets		197	197		4	-2		3	2	33	-1		-11	28	225
Total non-current assets	4 281	209	4 490	-32	36	-14	0	38	142	33	8	0	-16	195	4 685

Current assets
Financial assets		6	6				1							1	7
Derivative financial instruments			0			40								40	40
Inventories	177		177										-1	-1	176
Income tax		19	19											0	19
Trade receivable	1 508	235	1 743						5				2	7	1 750
Prepaid expenses, other receivables and other assets	628	-459	169			-6			-163					-169
Marketable securities	647		647			-767	120							-647	0
Restricted cash	206		206			-206								-206	0
Restricted cash and financial assets from Service
vouchers and cards activity			0			326								326	326
Cash and cash equivalents	513		513		-99	653	-121						3	436	949
Total current assets	3 679	-199	3 480	0	-99	40	0	0	-158	0	0	0	4	-213	3 267

Total Assets	7 960	10	7 970	-32	-63	26	0	38	-16	33	8	0	-12	-18	7 952

LIABILITIES

Group shareholders' equity	2 136		2 136	-32	-35			-5	-16		2	7	6	-73	2 063
Minority interests	20		20			-1							-1	-2	18
Shareholders' equity	2 156	0	2 156	-32	-35	-1	0	-5	-16	0	2	7	5	-75	2 081

Non-current liabilities
Borrowings	1 940	-54	1 886			-19		28					-4	5	1 891
Employee benefits		319	319									-11		-11	308
Other non current liabilities		117	117		-22								-13	-35	82
Provisions	172	-103	69		-7						-9			-16	53
Deferred tax liabilities		13	13		1	2				33		4	-3	37	50
Total non-current liabilities	2 112	292	2 404	0	-28	-17	0	28	0	33	-9	-7	-20	-20	2 384

Current liabilities
Bank overdraft		21	21											0	21
Borrowings		33	33			42		15					-5	52	85
Derivative financial instruments			0			2								2	2
Income tax		82	82								4		-2	2	84
Provisions		99	99								-1		-1	-2	97
Trade and other payable	1 120	1 055	2 175								12		10	22	2 197
Vouchers payable	1 000		1 000										1	1	1 001
Other liabilities	1 572	-1 572	0											0

Total current liabilities	3 692	-282	3 410	0	0	44	0	15	0	0	15	0	3	77	3 487

TOTAL EQUITY AND OTHER LIABILITIES	7 960	10	7 970	-32	-63	26	0	38	-16	33	8	0	-12	-18	7 952

6.6.2. Income statement

Income statement for first half of fiscal 2005

	Half year 2004-2005 under French GAAP	Reclassifications	Half year 2004-2005 under French GAAP in IFRS format	Goodwills (IAS 36)	Revenue recognition (IAS 18)	Financial instruments (IAS 32 - IAS 39)	Treasury shares	Stock options	Leases (IAS 17)	Recognition and valuation of intangibles (IAS 36 - IAS 38)	Provisions (IAS 37)	Other	First time adoption impact	Half year 2004-2005 under IFRS
(in millions of euros)

Revenue	5 890		5 890		6				0			6	12	5 902
Cost of sales		-5 056	-5 056		-10				2	2		-7	-13	-5 068
Gross profit		-5 056	834	0	-4	0	0	0	2	2	0	-1	-1	834

Sales department costs		-66	-66										0	-66
General and administrative costs		-499	-499					-3				3	0	-499
Other operating income and expenses, net		-59	-59										0	-59
Expenses by nature*	-5 612	5 612	0										0	0

Operating profit before financing costs	278	-68	210	0	-4	0	0	-3	2	2	0	2	-1	210

Net financing costs	-55	-1	-56			5	-2		-2			1	2	-54
Share of profit of associates	0	0	0			-2							-2	-2
Exceptional (expense) income, net*	-69	69	0

Profit before tax	154	0	154	0	-4	3	-2	-3	0	2	0	3	-1	154

Income tax expense	-55	0	-55		1	-2	1			-1		-1	-2	-57
Result from discontinued operations
Goodwill amortisation*	-28	0	-28	28									28

Profit for the period	71	0	71	28	-3	1	-1	-3	0	1	0	2	26	97

Minority interests	4	0	4									-1	-1	3

Group profit for the period	67	0	67	28	-3	1	-1	-3	0	1	0	3	27	94

Income statement for fiscal year 2005

	Fiscal year 2004-2005 under French GAAP	Reclassifications	Fiscal year 2004-2005 under French GAAP in IFRS format	Goodwills (IAS 36)	Revenue recognition (IAS 18)	Financial instruments (IAS 32 - IAS 39)	Treasury shares	Stock options	Leases (IAS 17)	Recognition and valuation of intangibles (IAS 36 (IAS 37)	Provisions- IAS 38)	Other	First time adoption impact	Half year 2004-2005 under IFRS
(in millions of euros)

Revenue	11 672	0	11 672		16							5	21	11 693
Cost of sales		-10 023	-10 023		-16				3	2	0	-6	-16	-10 039
Gross profit		-10 023	1 649	0	0	0	0	0	3	2	0	-1	5	1 654

Sales department costs		-141	-141							0		0	0	-141
General and administrative costs		-999	-999				0	-7	1	0		2	-4	-1 003
Other operating income and expenses, net		-65	-65	-4						1		0	-2	-67
Expenses by nature*	-11 142	11 142	0										0	0

Operating profit before financing costs	530	-86	444	-4	0	0	0	-7	4	3	0	1	-1	443

Net financing costs	-103	-11	-114			7	6		-3		0	0	9	-105
Share of profit of associates	0	0	0			-6						0	-6	-6
Exceptional (expense) income, net*	-95	95	0										0	0

Profit before tax	332	-2	330	-4	0	1	6	-7	1	3	0	1	2	331

Income tax expense	-103	2	-101		0	-2	-1	0	0	-1	0	-2	-7	-108
Result from discontinued operations			0										0	0
Goodwill amortisation*	-60		-60	60									60	0

Profit for the period	169	0	170	56	0	-1	5	-7	1	2	0	-1	55	224

Minority interests	10		10									-1	-1	9

Group profit for the period	159	0	159	56	0	-1	5	-7	1	2	0	0	56	215

III. SCOPE OF CONSOLIDATION

Information about Group companies is limited to the disclosures contained in the table below since further disclosures will be detrimental to the Group’s interests.

The table shows the percentage interest and the percentage of voting rights held by the Group. Percentage interests and percentages of voting rights are only shown if they are less than 97%.

The companies newly consolidated during the first half of 2006 are indicated by the letter “N”.

The companies accounted for under the equity method are indicated by the letters “EM”. All other companies listed are fully consolidated.

		% interest	% voting rights	Principal activity	Country

France

	SOCIETE FRANCAISE DE RESTAURATION (sub-group)			FMS	France

	ALTYS MULTISERVICE			FMS	France

	ALTYS GESTION			FMS	France

	SOCIÉTÉ FRANÇAISE DE SERVICES			FMS	France

SOCIETE FRANÇAISE DE RESTAURATION ET SERVICES
	(sub-group)			FMS	France

	SODEQUIP			FMS	France

	CEJI			FMS	France

	SODEXHO PRESTIGE			FMS	France

N	LIDO SEGSMHI	55%	55%	FMS	France

N	LIDO NCA	44%	44%	FMS	France

	SIR			FMS	France

	CIR			FMS	France

	SIGES			FMS	France

	LA NORMANDE SA			FMS	France

	HEDELREST			FMS	France

	RGC			FMS	France

	SAGERE			FMS	France

	SOGERES (sub-group)			FMS	France

	BATEAUX PARISIENS (sub-group)			FMS	France

	ARMEMENT LEBERT BUISSON			FMS	France

	SOCIETE DES THERMES DE NEYRAC-LES-BAINS			FMS	France

	EMIS			FMS	France

	CATESCO			FMS	France

	SODEXHO CHEQUES ET CARTES DE SERVICES			SVC	France
(sub-group)

	SODEXHO PASS INTERNATIONAL			HOL	France

	SODEXHO FRANCE			HOL	France

	UNIVERSAL SODEXHO SAS			HOL	France

	SOFINSOD			HOL	France

	ETINBIS			HOL	France

	ETIN			HOL	France

	GARDNER MERCHANT GROUPE			HOL	France

		% interest	% voting rights	Principal activity	Country

France

	LOISIRS DÉVELOPPEMENT			HOL	France

	HOLDING ALTYS			HOL	France

	ASTILBE			HOL	France

	HOLDING SOGERES			HOL	France

	SODEXHO AMÉRIQUE DU SUD			HOL	France

	SODEXHO MANAGEMENT			HOL	France

	SODEXHO CONTINENTAL EUROPE			HOL	France

	SODEXHO ASIE OCÉANIE			HOL	France

N	SODEXHO GRANDE CHINE			HOL	France

	SODEXHO IS & T			HOL	France

	SIGES GUYANE			FMS	France

	SOCIETE HOTELIERE DE TOURISME DE GUYANE			FMS	France

	SODEX’NET			FMS	France

	GUYANE PROPRETÉ			FMS	France

	SODEXHO GUYANE			FMS	France

	SOCIETE GUYANAISE DE PROTECTION ET GARDIENNAGE			FMS	France

	SODEXHO ANTILLES			FMS	France

		% interest	% voting rights	Principal activity	Country

America

	SODEXHO, INC. (sub-group)			FMS	United States

	SODEXHO CANADA (sub-group)			FMS	Canada

	SPIRIT CRUISES (sub-group)			FMS	United States

	DELTA CATERING MANAGEMENT	49%	49%	FMS	United States

	UNIVERSAL SODEXHO USA, INC.			HOL	United States

	UNIVERSAL SODEXHO PARTNERSHIP			FMS	United States

	UNIVERSAL SERVICES ENTERPRISES LLC			HOL	United States

	SODEXHO PASS USA			SVC	United States

	ENERGY CATERING SERVICES LLC			FMS	United States

UNIVERSAL SODEXHO EMPRESA DE SERVICIOS Y
	CAMPAMENTOS			FMS	Venezuela

	UNIVERSAL SODEXHO SERVICES DE VENEZUELA			FMS	Venezuela

	UNIVERSAL SERVICES DO BRAZIL LTDA			FMS	Brazil

	SODEXHO DO BRAZIL COMERCIAL LTDA			FMS	Brazil

	SODEXHO ARGENTINA			FMS	Argentine

	SODEXHO COLOMBIA	65%	65%	FMS	Colombia

SODEXHO VENEZUELA ALIMENTACION Y
	SERVICIOS	70%	70%	FMS	Venezuela

	SODEXHO COSTA RICA			FMS	Costa Rica

	SODEXHO MEXICO			FMS	Mexico

	EM DOYON UNIVERSAL SERVICES JV (sub-group)	50%	50%	FMS	United States

	SODEXHO PERU			FMS	Peru

	EM BAS	33%	33%	FMS	Chile

	EM BAS II	33%	33%	FMS	Chile

	SIGES CHILE			FMS	Chile

	SODEXHO CHILE (sub-group)			FMS	Chile

	% interest	% voting rights	Principal activity	Country

America

SODEXHO SERVICIOS DE PERSONAL			FMS	Mexico

SODEXHO PASS DO BRAZIL			SVC	Brazil

CARDAPIO INFORMATICA			SVC	Brazil

NATIONAL ADMINISTRACAO DE RESTAURENTES			SVC	Brazil

SODEXHO PASS CHILE			SVC	Chile

SODEXHO PASS VENEZUELA	64%	64%	SVC	Venezuela

SODEXHO PASS DE COLOMBIA	51%	51%	SVC	Colombia

SODEXHO PASS PERU			SVC	Peru

SODEXHO PASS PANAMA	51%	51%	SVC	Panama

LUNCHEON TICKETS			SVC	Argentina

PRESTACIONES MEXICANAS SA DE CV			SVC	Mexico
(sub-group)

SODEXHO SERVICIOS OPERATIVOS			SVC	Mexico

	% interest	% voting rights	Principal activity	Country

Africa

UNIVERSAL SODEXHO AFRIQUE			FMS	France

UNIVERSAL SODEXHO NORTH AFRICA			FMS	France

UNIVERSAL SODEXHO NIGERIA			FMS	Nigeria

UNIVERSAL SODEXHO GABON	90%	90%	FMS	Gabon

SODEXHO ANGOLA			FMS	Angola

SABA			FMS	Tunisia

SODEXHO BENIN			FMS	Bénin

SODEXHO TCHAD			FMS	Tchad

UNIVERSAL SODEXHO GHANA	90%	90%	FMS	Ghana

SODEXHO PASS TUNISIE	49%	49%	SVC	Tunisia

SODEXHO MAROC			FMS	Morocco

UNIVERSAL SODEXHO GUINEA ECUATORIAL	70%	70%	FMS	Eq. Guinea

UNIVERSAL SODEXHO CAMEROUN	70%	70%	FMS	Cameroon

UNIVERSAL SODEXHO CONGO			FMS	Congo

SODEXHO SOUTHERN AFRICA (sub-group)	55%	55%	FMS	S. Africa

SODEXHO INVESTMENTS LTD			HOL	S. Africa

SODEXHO TANZANIA			FMS	Tanzania

	% interest	% voting rights	Principal activity	Country

Europe

SODEXHO BELGIQUE (sub-group)			FMS	Belgium

ALTYS BELGIQUE			FMS	Belgium

SODEXHO SUISSE			FMS	Switzerland

ALTYS SUISSE			FMS	Switzerland

ALTYS DEUTSCHLAND			FMS	Germany

ALTYS AUSTRIA GMBH			FMS	Austria

ALTYS RÉPUBLIQUE TCHÈQUE			FMS	Czech Republic

SODEXHO LUXEMBOURG (sub-group)			FMS	Luxembourg

SODEXHO ITALIA (sub-group)			FMS	Italy

		% interest	% voting rights	Principal activity	Country

Europe

	SODEXHO DOO			FMS	Slovenia

	SODEXHO OY			FMS	Finland

	ABRA NORDIC VENDING OY			FMS	Finland

	SODEXHO SCANDINAVIAN HOLDING AB			FMS	Sweden
(SUB-GROUP)

	SODEXHO ESPANA (sub-group)			FMS	Spain

N	ALTYS MULTISERVICIOS	79%	79%	FMS	Spain

	SODEXHO PORTUGAL II RESTAURACAO E			FMS	Portugal
SERVICIOS

	SODEXHO BLENHOLD	69%	69%	FMS	Portugal

	SODEXHO HELLAS	58%	58%	FMS	Greece

	SODEXHO CATERING AND SERVICES GMBH			FMS	Germany
(sub-group)

	SODEXHO SCS GMBH (sub-group)			FMS	Germany

	PLAUEN MENU		90%	FMS	Germany

	BARENMENU GMBH			FMS	Germany

N	SODAB			FMS	Germany

N	KÄNNE CATERING-SERVICE GMBH	60%	60%	FMS	Germany

	SODEXHO WJC GMBH			FMS	Germany

	SODEXHO AO			FMS	Russia

	SODEXHO EUROASIA			FMS	Russia

	SODEXHO SPOLECNE STRAVOVANI A SLUZBY			FMS	Czech Republic

	SODEXHO SKOLNI JIDELNY SRO			FMS	Czech Republic

	SODEXHO SPOLOCNE STRAVOVANIE A SLUZBY			FMS	Slovakia

	SODEXHO MAGYARORSZAG KFT			FMS	Hungary

	ZONA VENDEGLATO KFT			FMS	Hungary

	SODEXHO TOPLU YEMEK			FMS	Turkey

	SODEXHO POLSKA SP. ZOO			FMS	Poland

	SODEXHO MM CATERING GMBH			FMS	Austria

EM	AGECROFT PRISON MANAGEMENT	50%	50%	FMS	United Kingdom

	SODEXHO SERVICES GROUP LTD			HOL	United Kingdom

EM	HPC LIMITED	25%	25%	FMS	United Kingdom

	SODEXHO INTERNATIONAL HOLDINGS LTD			HOL	United Kingdom

	KEYLINE TRAVEL MANAGEMENT			FMS	United Kingdom

	SODEXHO LIMITED			FMS	United Kingdom

	SODEXHO PRESTIGE LIMITED (sub-group)			FMS	United Kingdom

	UNIVERSAL SODEXHO SCOTLAND			FMS	United Kingdom

	HARMONDSWORTH DETENTION SERVICES LTD	51%	51%	FMS	United Kingdom

	UKDS			FMS	United Kingdom

EM	SODEXHO CATALYST ROMFORD HAVERING	25%	25%	FMS	United Kingdom

EM	SODEXHO CATALYST ROEHAMPTON	25%	25%	FMS	United Kingdom

	TILLERY VALLEY FOODS LIMITED			FMS	United Kingdom

	RUGBY HOSPITALITY 2003 LTD	55%	55%	FMS	United Kingdom

	SODEXHO DEFENCE SERVICES LIMITED			FMS	United Kingdom

	SODEXHO LAND TECHNOLOGY LIMITED			FMS	United Kingdom

	SODEXHO INVESTMENTS SERVICES LIMITED			FMS	United Kingdom

EM	MANCHESTER INFIRMARY PFI	25%	25%	FMS	United Kingdom

EM	PETERBOROUGH PRISON MANAGEMENT LIMITED	33%	33%	FMS	United Kingdom

		% interest	% voting rights	Principal activity	Country

Europe

EM	ASHFORD PRISON SERVICES LIMITED	33%	33%	FMS	United Kingdom

	SODEXHO HOLDINGS LTD			HOL	United Kingdom

	SODEXHO EDUCATION SERVICES LTD			FMS	United Kingdom

SODEXHO MANAGEMENT SERVICES LTD
	(sub-group)			FMS	United Kingdom

	SODEXHO HEALTHCARE SERVICES LTD			FMS	United Kingdom

	SODEXHO SUPPORT SERVICES			HOL	United Kingdom

	UNIVERSAL SODEXHO NORWAY			FMS	Norway

	UNIVERSAL SODEXHO HOLDINGS LTD			HOL	United Kingdom

	UNIVERSAL SERVICES EUROPE LTD			HOL	United Kingdom

	UNIVERSAL SODEXHO THE NETHERLANDS BV			FMS	Netherlands

	UNIVERSAL SERVICES EUROPE			FMS	Iceland

	PRIMARY MANAGEMENT ALDERSHOT	60%	60%	FMS	United Kingdom

EM	MERCIA HEALTHCARE HOLDINGS LTD	25%	25%	FMS	United Kingdom

EM	SOUTH MANCHESTER HEALTHCARE LTD	25%	25%	FMS	United Kingdom

	RUGBY TRAVEL AND HOSPITALITY’07	80%	80%	FMS	United Kingdom

ME	COLCHESTER	14%	14%	FMS	United Kingdom

ME	FIFE	10%	10%	FMS	United Kingdom

ME	EXETER	10%	10%	FMS	United Kingdom

ME	CONWY	10%	10%	FMS	United Kingdom

ME	STOKE	10%	10%	FMS	United Kingdom

	KEYLINE SCOTLAND			FMS	United Kingdom

	BROOKES OUTSIDE CATERING			FMS	United Kingdom

	GENESIS FACILITIES MANAGEMENT			FMS	United Kingdom

	PRIMARY MANAGEMENT			FMS	United Kingdom

	VENDABILITY			FMS	United Kingdom

	KELVIN MANAGEMENT			FMS	United Kingdom

	INSTITUTION SUPLLIES LEEDS LTD			FMS	United Kingdom

	KS BUILDING SERVICES			FMS	United Kingdom

	RIVER RIDE LTD			FMS	United Kingdom

	RIVERCRAFT			FMS	United Kingdom

	REGALIA			FMS	United Kingdom

	SODEXHO HOLDINGS – IRELAND LTD			HOL	Ireland

	SODEXHO IRELAND LIMITED			FMS	Ireland

UNIVERSAL SODEXHO DENMARK

	SODEXHO NEDERLAND BV (sub-group)			FMS	Netherlands

	SODEXHO PASS BELGIQUE			SVC	Belgium

	SODEXHO PASS LUXEMBOURG			SVC	Luxembourg

	SODEXHO PASS GMBH			SVC	Germany

	SODEXHO CARD SERVICES GMBH			SVC	Germany

	SODEXHO PASS SRL (sub-group)			SVC	Italy

	SODEXHO PASS ESPANA			SVC	Spain

	TICKET MENU			SVC	Spain

	SODEXHO PASS AUSTRIA GMBH			SVC	Austria

	SODEXHO PASS LIMITED			SVC	United Kingdom

	SODEXHO PASS HUNGARIA KFT			SVC	Hungary

	SODEXHO PASS BULGARIA			SVC	Bulgaria

	SODEXHO PASS CESKA REPUBLIKA			SVC	Czech Republic

	SODEXHO PASS SLOVAK REPUBLIC			SVC	Slovakia

		% interest	% voting rights	Principal activity	Country

Europe

	SODEXHO PASS CENTRAL EUROPE			SVC	Netherlands

	SODEXHO PASS POLSKA			SVC	Poland

	SODEXHO RESTORAN SERVISLERI AS	80%	80%	SVC	Turkey

	NETWORK SERVIZLERI	40%	50%	SVC	Turkey

N	BLU TICKET			SVC	Romania

	SODEXHO PASS ROMANIA			SVC	Romania

	CATAMARAN CRUISERS			FMS	United Kingdom

	COMPAGNIE FINANCIÈRE AURORE INTERNATIONAL			HOL	Belgium

		% interest	% voting rights	Principal activity	Country

Asia, Australasia, Middle East

	KELVIN CATERING SERVICES	49%	49%	FMS	United Arab Emirates

	TEYSEER SERVICES COMPANY	49%	49%	FMS	Qatar

	RESTAURATION FRANÇAISE (NOUVELLE-
	CALÉDONIE)	72%	72%	FMS	France

	SODEXHO NOUVELLE-CALÉDONIE	54%	54%	FMS	France

	SRRS (LA RÉUNION)			FMS	France

	SODEXHO MAYOTTE	65%	65%	FMS	France

N	SODEXHO POLYNESIE			FMS	France

	SODEXHO SINGAPORE			FMS	Singapore

	SODEXHO MALAYSIA			FMS	Malaysia

	SODEXHO HONG KONG LTD			FMS	Hong Kong

	SODEXHO HEALTHCARE SUPPORT SERVICES
EM	(THAILAND)	26%	26%	FMS	Thailand

	SODEXHO KOREA CO LTD			FMS	Korea

	UNIVERSAL SODEXHO EURASIA			FMS	United Kingdom

	AIMS CORPORATION			FMS	Australia

EM	MOWLEM SODEXHO	50%	50%	FMS	Australia

N	MOBIL			FMS	Australia

	UNIVERSAL REMOTE SITES SERVICES			FMS	Singapore
	(sub-group)

	PT UNIVERSAL OGDEN INDONESIA			FMS	Indonesia

	ALTYS MULTI-SERVICES PTY			FMS	Australia

	SODEXHO AUSTRALIA (sub-group)			FMS	Australia

EM	SERCO SODEXHO DEFENCE SERVICES PTY LTD	50%	50%	FMS	Australia

	SODEXHO VENUES AUSTRALIA PTY			FMS	Australia

	SODEXHO TOTAL SUPPORT SERVICES NZ			FMS	New Zealand

	UNIVERSAL SODEXHO PTY LTD			FMS	Australia

	SODEXHO TIANJING SERVICE MANAGEMENT
	COMPANY LTD			FMS	China

	SODEXHO (SHANGHAÏ ) MANAGEMENT SERVICES			FMS	China
	COMPANY LTD

	SODEXHO SERVICES COMPANY LTD SHANGHAI			FMS	China

EM	SHANGHAÏ SAIC SODEXHO SERVICES CO. LTD	49%	49%	FMS	China

	BEIJING SODEXHO SERVICE COMPANY LTD			FMS	China

	SODEXHO (GUANGZHOU) MANAGEMENT			FMS	China
	SERVICES LTD

	SODEXHO PASS SHANGHAI			SVC	China

N	SODEXHO SUPPORT SERVICES (THAÏLAND)	61%	61%	FMS	Thaïland

N	SODEXHO THAÏLAND LTD	49%	49%	FMS	Thaïland

	SODEXHO INDIA			FMS	India

	SODEXHO PASS SERVICES INDIA	74%	74%	SVC	India

N	SODEXHO PASS SERVICES INDIA - FMS			FMS	India

	SODEXHO PASS, INC.	60%	60%	SVC	Philippines

	SODEXHO SERVICES LEBANON	60%	60%	FMS	Lebanon

	UNIVERSAL SODEXHO LAOS				Laos

					United Arab
	SISA.UAE			FMS	Emirates

EM	SODEXHO KAZMUNAÏGAS SERVICES	49%	49%	FMS	Kazakhstan

	SAKHALIN SUPPORT SERVICES	95%	95%	FMS	Russia

	ALLIED SUPPORT			FMS	Russia

Business:	FMS = Food and Management Services, SVC = Service Vouchers and Cards, HOL = Holding Company.

IV. EXCHANGE RATES USED

COUNTRY	CURRENCY	CODE	Closing rate 28/02/06	Average rate First half-year 2005-2006	Closing rate 31/08/05	Closing rate 28/02/05	Average rate First half-year 2004-2005

EURO ZONE (1)	Euro	EUR	1,000000	1,000000	1,000000	1,000000	1,000000
AFRICA	C.F.A (thousands)	CFA	0,655957	0,655957	0,655957	0,655957	0,655957
ALGERIA	DINAR (thousands)	DZD	0,087921	0,088064	0,090529	0,095831	0,094122
ARGENTINA	PESO	ARS	3,649000	3,584217	3,551700	3,887900	3,835855
AUSTRALIA	DOLLAR	AUD	1,605100	1,602654	1,634300	1,673000	1,712137
BRAZIL	REAL	BRL	2,544600	2,684479	2,873800	3,432200	3,548494
BULGARIA	LEV	BGN	1,955800	1,955958	1,955700	1,955900	1,955867
CANADA	DOLLAR	CAD	1,353200	1,392865	1,455200	1,634000	1,596120
CHILE	PESO (thousands)	CLP	0,614840	0,630958	0,664820	0,765620	0,767461
CHINA	YUAN	CNY	9,549300	9,661262	9,880100	10,972200	10,715129
COLOMBIA	PESO (thousands)	COP	2,668690	2,727039	2,810790	3,080620	3,205891
COSTA RICA	COLON (thousands)	CRC	0,596450	0,590087	0,590080	0,616500	0,588444
CZECH REPUBLIC	KORUNA (thousands)	CZK	0,028320	0,029064	0,029568	0,029743	0,030917
DENMARK	KRONE	DKK	7,461000	7,460397	7,458200	7,443000	7,437313
GHANA	CEDI (thousands)	GHC	10,782970	10,882963	11,060968	11,958140	11,142296
HONGKONG	DOLLAR	HKD	9,213300	9,278886	9,481100	10,339600	10,082803
HUNGARY	FORINT (thousands)	HUF	0,253230	0,251186	0,244480	0,241840	0,246040
ICELAND	KRONA	ISK	77,780000	74,957295	76,950000	80,330000	85,062530
INDIA	RUPEE (thousands)	INR	0,052700	0,053628	0,053800	0,057940	0,057866
JAPAN	YEN (thousands)	JPY	0,138180	0,139116	0,136060	0,138040	0,136473
KAZAKHSTAN	TENGE	KZT	0,154410	0,160220	0,166050	0,171770	0,170195
KOREA	WON (thousands)	KRW	1,153060	1,212936	1,266760	1,333790	1,392464
LEBANON	POUND (thousands)	LBP	1,790760	1,804485	1,838700	1,989600	1,949323
MALAYSIA	RINGGIT	MYR	4,411600	4,504780	4,601000	5,039200	4,908280
MEXICO	PESO	MXN	12,424500	12,718229	13,129900	14,716900	14,612374
MOROCCO	DIRHAM	MAD	10,924500	10,940843	10,998500	11,143000	11,105759
NEW ZEALAND	DOLLAR	NZD	1,799300	1,734106	1,774400	1,817800	1,852995
NIGERIA	NAIRA (thousands)	NGN	0,152880	0,155836	0,160880	0,175470	0,171335
NORWAY	KRONE	NOK	8,024000	7,944951	7,866000	8,220000	8,232230
OMAN	RIAL	OMR	0,456600	0,460266	0,469000	0,509700	0,497515
PANAMA	BALBOA	PAB	1,187500	1,196243	1,219800	1,325700	1,294388
PERU	NEW SOL	PEN	3,912800	4,016229	4,001600	4,317100	4,279752
PHILIPPINES	PESO	PHP	61,192000	64,582648	68,608000	72,476000	72,39029
POLAND	ZLOTY	PLN	3,787500	3,901063	4,031500	3,906600	4,204037
POLYNESIA	C.F.P FRANC	XPF	119,3317	119,3317	119,3317	119,3317	119,3317
QATAR	RIYAL	QAR	4,322500	4,357331	4,440100	4,825500	4,709900
ROMANIA	NEW LEU	RON	3,480200	3,608961	3,506600	3,643300	3,927254
RUSSIA	ROUBLE (thousands)	RUB	0,033368	0,034111	0,034848	0,036720	0,036733
SAUDI ARABIA	RIYAL	SAR	4,453800	4,486672	4,574900	4,971800	4,855220
SINGAPORE	DOLLAR	SGD	1,928100	1,997206	2,059200	2,156200	2,143156
SLOVAKIA	KORUNA (thousands)	SKK	0,037108	0,038140	0,038765	0,037874	0,039189
SLOVENIA	TOLAR (thousands)	SIT	0,239490	0,239499	0,239500	0,239700	0,239832
SOUTHERN AFRICA	RAND	ZAR	7,352000	7,642324	7,939200	7,673400	7,805728
SWEDEN	KRONA	SEK	9,449000	9,402716	9,340100	9,057600	9,041890
SWITZERLAND	SWISS FRANC	CHF	1,566100	1,552846	1,548500	1,539200	1,537363
TANZANIA	SHILLING (thousands)	TZS	1,406420	1,394047	1,385240	1,482010	1,384229
THAILAND	BAHT	THB	46,526000	48,509440	50,441000	50,798000	51,70479
TUNISIA	DINAR	TND	1,613100	1,616181	1,617200	1,615500	1,587956
TURKEY	NEW LIRA	TRY	1,558500	1,607338	1,648900	1,700900	1,827943
UNITED ARAB EMIRATES	DIRHAM	AED	4,361100	4,393182	4,479700	4,868600	4,754588
UNITED KINGDOM	POUND (thousands)	GBP	0,679600	0,681922	0,682900	0,689750	0,692899
UNITED STATES	DOLLAR	USD	1,187500	1,196243	1,219800	1,325700	1,294645
VENEZUELA	BOLIVAR (thousands)	VEB	2,548200	2,571038	2,625500	2,542160	2,487030

(1) Germany, Austria, Belgium, Spain, Finland, France, Greece, Ireland, Italia, Luxemburg, Netherlands, Portugal

V. PARENT COMPANY INCOME FOR THE FIRST HALF OF FISCAL 2006

(September 1, 2005 to February 28, 2006, in millions of euro)

	1st half	1st half
	2005-2006	2004-2005

Revenues	22	23
Current income	117	91
Profit	98	87

Sodexho Alliance is a holding company, and only consolidated income is representative of Group activity.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: July 24, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer